UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: September 30, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____.

Commission file number: 001-34033

DIGI

DIGI INTERNATIONAL INC.

(Exact name of registrant as specified in its charter)

Delaware	41-1532464
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

9350 Excelsior Blvd. Suite 700	
Hopkins Minnesota	**55343**
(Address of principal executive offices)	(Zip Code)

(952) 912-3444

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $.01 per share	DGII	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of voting stock held by non-affiliates of the Registrant as of the last business day of the Registrant's most recently competed second fiscal quarter was $1.01 billion based on a closing price of $27.83 per common share as reported on the Nasdaq Global Select Market. (For purposes of this calculation all of the registrant's directors and executive officers are deemed affiliates of the registrant.)

Shares of common stock outstanding as of November 14, 2025: 37,232,593

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for its 2026 Annual Meeting of Stockholders are incorporated by reference into Part III hereto.

INDEX

PART I.

ITEM 1. BUSINESS

General Background and Product Offerings

Digi International Inc. ("Digi®," "we," "our," or "us") was incorporated in 1985 as a Minnesota corporation. We reorganized as a Delaware corporation in 1989 in conjunction with our initial public offering. Our common stock trades on the Nasdaq Global Select Market tier of the Nasdaq Stock Market LLC (the "Nasdaq") under the symbol DGII. Our World Headquarters is located at 9350 Excelsior Blvd., Suite 700, Hopkins, Minnesota 55343. The telephone number at our World Headquarters is (952) 912-3444.

We are a leading global provider of business and mission-critical Internet of Things ("IoT") connectivity products, services and solutions. We help our customers deploy, monitor and manage critical communications infrastructures that deliver important information in demanding environments with high levels of security and reliability. We have two reportable segments under applicable accounting standards: (i) IoT Products & Services; and (ii) IoT Solutions.

Our IoT Products & Services segment offers products and services that help original equipment manufacturers ("OEMs") as well as enterprise and government customers create and deploy secure IoT connectivity solutions. These include embedded and wireless modules, console servers, enterprise and industrial routers as well as other infrastructure management equipment to meet our customers' IoT communication requirements. In addition, this segment provides our customers with device management platform services, as well as other professional services to enable customers to capture and manage data from devices connected to networks.

Our IoT Solutions segment consists of our SmartSense by Digi® business and our Managed Network–as–a-Service ("MNaaS") business acquired via our November 2021 acquisition of Ventus Wireless, LLC and affiliated entities ("Ventus"). SmartSense by Digi offers wireless temperature and other condition-based monitoring services as well as employee task management, label printing and other services. During the fourth quarter of fiscal 2025 we completed the acquisition of Jolt Software, Inc. to enhance the offerings of SmartSense by Digi. SmartSense by Digi and Jolt® collectively focus on the following vertical markets: food service, healthcare (primarily pharmacies and hospitals) and supply chain.   Ventus® is a leader in the provision of MNaaS solutions that simplify the complexity of enterprise-wide area network ("WAN") connectivity for customers. The Ventus portfolio includes cellular wireless and fixed line WAN solutions for an array of connectivity applications in banking, healthcare, retail, gaming, hospitality and other sectors.

For more in-depth descriptions of our products and services, please refer to the heading "Principal Products and Services" at the end of Part I, Item 1 of this Form 10-K.

Our corporate website address is www.digi.com. In the "Company–Investor Relations" section of our website, we make our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, our annual proxy statement and any amendments to these reports available free of charge as soon as reasonably practicable after they are filed with or furnished to the United States Securities and Exchange Commission ("SEC"). Information on our website is not incorporated by reference into this report or any other report we file with or furnish to the SEC.

Industry and Marketplace Conditions

We believe the IoT industry is in the midst of a multi-year expansion as many industries are undergoing a digital transformation within their business that drives demand for IoT capabilities across a broad spectrum of services. Among others, IoT use cases include providing and maintaining secure connectivity and monitoring of operating assets in a wide-range of different businesses, condition-based monitoring of perishable goods, enabling remote work by employees and automating workflows and operations.

Our IoT Products & Services segment represented the majority of our sales in fiscal 2025. This segment sells both wired and wireless products that either are embedded into the products of OEMs or serve as stand-alone products. These offerings allow our customers to connect a wide range of assets to networks. Historically the revenues from this segment have been based on one-time product sales. More recently we have placed greater emphasis on selling subscription-based solutions across this product portfolio.

Our IoT Solutions segment is comprised primarily of our SmartSense by Digi and Jolt, as well as Ventus offerings. The offerings in this segment are primarily offered on a subscription model and provide us with a stable base of higher-margin recurring revenues.

While we expect an ongoing long-term trend of marketplace growth, each of our business segments is susceptible to downturns either because of general macro-economic conditions, the continued development of technology that can make products less competitive or even obsolete and uncertainty or changes in regulatory environments. Given the current uncertainty in macro-economic conditions, including, but not limited to, potential recessionary conditions, the implementation of tariffs by governments around the world, changing global geopolitical conditions, supply chain disruptions globally and the uncertain status of large project-based customer deployment opportunities, our results during fiscal 2026 may be inconsistent quarter to quarter or with historical results.

Strategy

We remain focused on taking steps that we believe will deliver consistent, long-term growth with higher levels of profitability. This includes continuously reviewing and managing the product, service and solution offerings we provide to align with customer interests and to meet market demand. In addition, acquisitions historically have helped significantly advance our offerings and drive growth and profitability, in both business segments. In the fourth quarter of fiscal 2025 we completed the acquisition of Jolt Software Inc., a Utah based provider of task management, workforce management and labeling solutions used by food retailers, restaurants and other businesses that might also use our SmartSense by Digi condition monitoring solutions. While it is possible we will complete smaller transactions, we primarily are focusing our efforts for future potential acquisitions on opportunities of scale with the potential to enhance subscription based recurring revenue. In addition, we recently have announced our intention to discontinue the production and sale of certain older products in our IoT Products & Services Segment which are not core to our long-term growth objectives.

IoT Products & Services Segment

Our IoT Products & Services segment is managed so our product management, research and development and sales personnel are aligned along specific product lines. We believe this management structure brings greater market focus and potential growth to our product lines. We also continue to drive efforts to pair our hardware offerings with our remote manager device management platforms as well as other support services. These bundled offerings are sold on a subscription basis and allow customers to monitor and manage the performance of hardware they purchase from us remotely. As of September 30, 2025 the (Annualized Recurring Revenue ("ARR") of this segment was $32 million. Please see "Key Business Metrics" section in Part II, Item 7 for additional details on how ARR is measured.

IoT Solutions Segment

Our IoT Solutions segment is managed with a focus on recurring typically high margin subscription-based revenues. We believe capturing enterprise-level deals should be a driver of growth, leveraging our direct sales model to achieve this. Our offerings provide comprehensive hardware-enabled software solutions. The segment represents approximately 25% of total revenues. As of September 30, 2025 the ARR of this segment was $120 million. We have long-term high organic growth expectations.

Acquisitions and Dispositions

Acquisitions

Our acquisition of Jolt in the fourth quarter of fiscal 2025 described above is the only acquisition we have completed during our fiscal years 2023 through 2025.

Sales Channels

A significant portion of our IoT Products & Services segment sales are made through a global network of distributors, systems integrators and value-added resellers ("VARs"). These third parties accounted for 60.2%, 56.7% and 59.9% of our total consolidated revenue in fiscal 2025, 2024 and 2023, respectively. Our IoT Solutions segment typically does not sell through these channels. The remaining 39.8%, 43.3% and 40.1% of our total consolidated revenue in fiscal 2025, 2024 and 2023, respectively is sold through our dedicated sales organization.

Distributors

Our larger distributors, by sales volume, include Arrow Electronics, Avnet, Bressner, Digi-Key, Express Systems, Ingram Micro, MiTac, Mouser Electronics, Synnex and World Wide Technology. We also maintain relationships with many other distributors both domestically and internationally.

Strategic Sales Relationships

We maintain alliances with other industry leaders to develop and market technology solutions. These include many major communications hardware and software vendors, operating system suppliers, computer hardware manufacturers, enterprise application providers and cellular carriers. Among others, relationships include: AT&T, AWS, Google, KORE, Novotech, NXP, Orange, Qualcomm, Silicon Laboratories, T-Mobile, Telus, Verizon, Vodafone, Westbase and various other cellular carriers worldwide.

We have established relationships with equipment vendors in a range of industries such as energy, industrial, retail, transportation, medical, and government that allow these partners to ship our products and services as component parts of their overall solutions. Our products utilize many of the world's leading telecommunications companies and Internet service providers, including, among others, AT&T, T-Mobile and Verizon.

We had one distributor customer of Digi's IoT Products & Services segment that represented 13% of consolidated revenue for the twelve months ended September 30, 2025. No customers represented over 10% of consolidated revenue for the twelve months ended September 30, 2024 or 2023. In general, our sales are not considered to be highly seasonal, although our first fiscal quarter revenue is often less than other quarters due to holidays and fewer business days.

Competition

We compete primarily in the communications technology industry. This industry is characterized by rapid technological advances and evolving industry standards. This market can be affected significantly by new product introductions and marketing activities of industry participants. It is possible new market entrants could market and sell disruptive technologies that impact one or more of our product or service offerings. In addition, we may compete with other companies to acquire new businesses or technologies and the competition to secure such assets may be intense. We compete for customers on the basis of existing and planned product features, service and software application capabilities, company reputation, brand recognition, technical support, alliance relationships, the quality and reliability of our offerings, product development capabilities, price and availability. While no competitor offers a comparable range of products and services, various companies do compete with us with respect to one or more of our products or solutions. With respect to many of our product and service offerings, we face competition from companies who dedicate more resources and attention to that particular offering than we are able to, given the breadth of our business as well as the greater general business scale of some of these competitors. As the marketplace for IoT connectivity products and solutions continues to grow, we expect to encounter increased competition. Some of these competitors may have access to significantly more financial and technical resources than we possess which could give them advantages in their ability to develop new and better offerings, to meet customer demands, to comply more quickly with new regulatory regimes and to promote and sell their products.

Manufacturing Operations

We outsource our manufacturing operations to certain contract manufacturers, which are located primarily in Thailand, Mexico, Taiwan and Cambodia . We rely on third party foundries or companies who rely on third party foundries for our semiconductor devices that are Application Specific Integrated Circuits ("ASICs"). These foundries are located primarily in Taiwan. We also outsource printed circuit board production. By outsourcing our operations to these manufacturers, we can leverage the manufacturing strength of our vendors, which allows us to focus on new product introductions. In addition, it allows us to reduce our fixed costs, maintain production flexibility and optimize our profits.

Our products are manufactured to our designs with standard and custom components. Most of the components are available from multiple vendors. We have several single-sourced supplier relationships, either because alternative sources are not available or because the relationship is advantageous to us. As disclosed elsewhere, our manufacturing operations, like those of other companies, are dependent on relationships with these suppliers who, like us, are subject to potential supply chain disruptions. If these suppliers are unable to provide a timely and reliable supply of components, we could experience manufacturing delays that could adversely affect our consolidated results of operations in a material way. In recent quarters, inventory on hand has returned to historical levels, but we will continue to monitor whether adjustments to inventory levels are necessary. Further, a range of conditions and circumstances beyond our control such as global conflicts, recessionary economic conditions in various regions of the world or a recurrence of a global pandemic could disrupt the availability of raw materials and components as well as our capacity to make and distribute our products.

Research & Development and Intellectual Property Rights

Due to rapidly changing technology in the communications technology industry, we believe a large part of our success depends upon the product and service development skills of our personnel as well as our ability to integrate any acquired technologies with organically developed technologies. While we dedicate significant resources to research and development, many of our competitors are focused on a smaller set of products than us and are likely able to dedicate more resources than us toward the portions of the market in which we compete with them.

Our proprietary rights and technology are protected by a combination of copyrights, patents, trade secrets and trademarks. We have established common law and registered trademark rights on a family of marks for a number of our products. Our IoT Products & Services primarily are sold under the Digi, Digi XBee®, and Opengear® brands. We believe that the Digi brand has established a strong identity with our targeted customer base and our customers associate the Digi brand with "reliability." We believe that our customers associate Digi XBee with "ease of use."   Many of our customers choose us because they are building a very complex system solution and they want the highest level in product reliability and ease of integration and use. Our IoT Solutions are offered under the Ventus, SmartSense by Digi and Jolt brands.

Our patents are applicable to specific technologies and are valid for varying periods of time based on the date of patent application or patent grant in the U.S. and the legal term of patents in the various foreign countries where patent protection is obtained. We believe our intellectual property has significant value and is an important factor in the marketing of our company and products.

HUMAN CAPITAL RESOURCES

Digi's workforce consists of 913 employees globally as of September 30, 2025. We believe we have a good working relationship with our employees.

Culture

At Digi we promote cultural imperatives that drive our approach to our daily work and our customer care:

- Customer focus

- Start-up urgency

- Positive Energy - Bring solutions to problems

- Commitment to outcomes & results

- Embrace Diversity & Inclusion

- Caring

These core values define the way we do business with integrity in our everyday actions and choices. We strive to create a respectful work environment characterized by mutual trust and the absence of intimidation, oppression, discrimination and exploitation.

Talent

Successful execution of our strategy is dependent on attracting, developing and retaining key employees and members of our management team. The skills, experience and industry knowledge of our employees significantly benefit our operations and performance. We continuously evaluate, modify, and enhance our internal processes and technologies to increase employee engagement, productivity, and efficiency.

We are committed to promoting and cultivating an inclusive culture where everyone is encouraged to grow, lead and thrive. In addition, we actively engage within our communities to help build connection and reinforce our commitment to meaningful impact.

Compensation Philosophy

Our compensation philosophy creates the framework and building blocks for our rewards strategy. We have a pay-for-performance culture that ties compensation to the performance of the individual and the company. We provide balanced compensation programs that focus on the following five key elements:

- Pay-for-performance - Reward and recognize leading contributors and high potentials;

- External market based - Pay levels that are competitive with respect to the labor market in which we compete for talent;

- Internal equity - Providing for fair pay relationships within the Company;

- Fiscal responsibility - Providing affordable programs that are within our budget; and

- Legal compliance - Ensure the organization is legally compliant with all laws applicable to our business.

Health and Wellness

We are committed to providing a competitive and comprehensive benefits package to our employees. Our benefits package provides a balance of protection along with the flexibility to meet the individual health and wellness needs of our employees.

PRINCIPAL PRODUCTS AND SERVICES

Our primary products and services for each reportable segment are:

IoT Products & Services Segment

Hardware Products

Cellular Products – We provide a range of products that use cellular technology such as Long Term Evolution ("LTE"), LTE Advance Pro and 5th Generation wireless protocols to communicate with networks. These products are trusted by global leaders in agricultural, energy medical, lighting, digital signage, gaming, electric charging and transportation, as well as other industrial and enterprise markets including:

- Cellular routers that help enterprise, government, industrial, transportation and OEM customers with their mission-critical wireless connectivity needs in challenging, remote and mobile environments.

- Cellular modules that help OEM customers embed cellular communications abilities into their products so they can deploy and manage intelligent and secure cellular connected products. These modules help OEMs to get their products to market faster and with lower development costs and risks so they can focus on their core competencies instead of on wireless connectivity design.

- Console servers that can be managed by software to provide secure, remote access to network equipment in data centers and at edge locations. These products primarily are used by IT organizations in large enterprises to maximize the availability of services to their customers and employees, and provide business continuity in the event of a network failure. This technology is deployed because it generally improves efficiency and reduces the risk of costly outages.

Radio-Frequency ("RF") Products – These products which are marketed primarily under the Digi XBee brand include embedded wireless modules as well as off-the-shelf gateways, modems and adapters. They are used by customers across a broad range of industries. These products offer a wide selection of both standards-based and proprietary wireless protocols including Zigbee, Cellular, Sub-1 GHz, LPWA, WiFi and Bluetooth to meet diverse application requirements of customers.

Embedded System Products – Marketed under the Digi Connect® and ConnectCore® brands these are embedded system on modules ("SOMs") and single board computers that are embedded into customer products in a broad range of industries and applications. These products deliver highly integrated computer platforms with scalable performance, flexible wired and wireless connectivity and complete software platforms. These products are designed and developed with compact form-factors, low power consumption and long product lifecycles. The latest ConnectCore products support advanced multi-core processing, security, multimedia, human-machine interface and other emerging technologies like machine learning.

Infrastructure Management Products – These products include serial and Universal Serial Bus ("USB") solutions. Our serial servers (also known as device servers and terminal servers) provide secure and reliable serial port-to-Ethernet integration of most devices into wired Ethernet networks. This means that they are capable of converting data received over TCP/IP networks such as the internet and back; thereby eliminating the need for each device to have a physical connection to a computer. We also offer multiple USB solutions whose primary functions are to connect multiple USB devices, allowing them to work over a wired or wireless network without each device needing to plug into its own host computer. These products also include battery and hardwired options for the control and monitoring of critical infrastructure.

Services

Digi Remote Manager – Digi Remote Manager is a recurring revenue on-premise service that provides a secure environment for customers to manage their connected device for the full deployment lifecycle. This service enables customers to activate, monitor, diagnose, reset, update and/or upgrade their mission-critical devices from a single point of command. Through a "single pane of glass," network managers can manage configurations, update firmware, add features and schedule and automate tasks from their desktop, tablet or phone.

Lighthouse® Management Software – Lighthouse is a recurring revenue cloud-based service that provides a secure environment for customers to manage their network devices by providing secure access to remote networks regardless of how they are connected or how a user interacts with the system. Designed with security, scalability and automation in mind, Lighthouse allows engineers to control every aspect of their network through a central hub.

Technical Services – Our Technical Services provide professional services, data plan subscriptions and enhanced technical support to customers. Professional services include solution planning and implementation services to customers who purchase our products such as site planning, implementation management, application development and customer training. Data plan subscriptions are offered to customers wishing to enable cellular connectivity on our products. Enhanced technical support provides priority, in-depth technical support consultations with our experienced support team. These services help customers get to market quickly, minimize risk, and ensure customer success with their Digi solution.

IoT Solutions Segment

SmartSense by Digi – Our SmartSense by Digi is an end-to-end, cost-effective system that uses sensors, gateways and cloud-based applications to enable customers in food service (e.g. super markets, schools and restaurants), healthcare (primarily pharmacies and hospitals) and transportation/logistics to: (i) monitor wirelessly the temperature of food and other perishable or sensitive goods, (ii) monitor facilities or pharmacies by tracking the completion of operating tasks by employees, and (iii) have visibility in the supply chain to product temperature through an end-to-end system for quality control and incident management. Historically, customers receive hardware up-front, including gateways and sensors, and pay for an annual subscription for monitoring sensor data. However. SmartSense by Digi is increasingly pivoting to providing a comprehensive sensing-as-a-service solution to better address customers' needs and expand its role as a leader in this solution space.

Jolt – Jolt provides cloud-based task management, workforce management and labeling solutions that help businesses achieve team accountability, digital food safety compliance, and improved employee performance. Jolt is used by thousands of brands across retail, hospitality, and food service.

Ventus – Ventus is a leader in providing comprehensive MNaaS solutions that simplify the complexity of both wireless and fixed-line WAN connectivity. With comprehensive end-to-end security, our portfolio includes an array of connectivity applications in the banking, healthcare, retail, gaming, access control, EV charging, hospitality and other sectors. Supporting ATMs, gaming, point-of-sale, kiosks, digital signage and retail applications, Ventus works closely with its customers to customize innovative long-term MNaaS solutions.

ITEM 1A. RISK FACTORS

Multiple risk factors exist which could have a material effect on our operations, results of operations, financial position, liquidity, capital resources and common stock.

Operational Risks

We depend on manufacturing relationships and a broad set of suppliers, some of whom provide us with limited-source components and parts, and disruptions in these relationships may cause damage to our customer relationships or otherwise negatively impact our business.

We procure all parts and certain services involved in the production of our products and subcontract most of our product manufacturing to outside firms that specialize in such services. Although most of the components of our products are available from multiple vendors, we have several single-source supplier relationships, either because alternative sources are not available or because the relationship is advantageous to us. As an example, Ventus relies almost exclusively on a manufacturer in China for the production of the hardware it provides to its customers. Further, in recent years supply chains globally have experienced stress due to a range of factors. This has impacted our own ability to procure certain inventory and services. These disruptions also caused us to order significant amounts of inventory as we were uncertain whether we would otherwise be able to procure necessary parts and components to meet customer needs. As a result, at times we held elevated levels of inventory compared to historical norms. The impacts of these circumstances driven by supply chain stress were material in some instances and it is possible additional material impacts could occur in the future. There can be no assurance that our suppliers will be able to meet our future requirements for products and components in a timely fashion. In addition, the availability of many of the components we need is dependent in part on our ability to provide our suppliers with accurate forecasts of our future requirements. Delays or lost revenue could be caused by other factors beyond our control, including late deliveries by vendors of components, or force majeure events. As an example of force majeure, a fire many years ago disrupted the operations at one of our contract manufacturers in Thailand. If we are required to identify alternative suppliers for any of our required components, qualification and pre-production periods could be lengthy and may cause an increase in component costs and delays in providing products to customers. Any extended interruption in the supply of any of the key components or the availability of manufacturing services that currently are obtained from limited sources could disrupt our operations and have a material adverse effect on our customer relationships and profitability.

The long and variable sales cycle for certain of our products and services makes it more difficult for us to predict our operating results and manage our business.

The sale of our products and services may require a significant technical evaluation and commitment of capital and other resources by potential customers and end users, as well as delays frequently associated with end users' internal procedures to deploy new technologies and to test and accept new technologies. For these and other reasons, the sales cycle associated with certain of our products is typically lengthy and is subject to a number of significant risks, such as end users' internal purchasing reviews, as well as availability of capital for deployments, or supply chain issues that are beyond our control. Because of the lengthy sales cycle and the large size of certain customer orders, if orders forecasted for a specific customer are not realized or delayed, our operating results could be materially adversely affected.

Certain parts of our business are subject to customer concentrations.

Several of our acquired businesses historically have depended on relationships with one or a small number of customers or have a significant number of customers that are from particular industries. Any disruption in their business with those customers, whether as a result of changes in demand for the customer's services, adverse changes in the customer's industry generally or other challenges in securing or renewing contracts, could have a material adverse impact on our business, results of operations, financial condition and prospects.

For example, we acquired Accelerated in fiscal 2018. Although Accelerated has many customers, its business historically has been highly dependent on its relationship with a single telecommunications carrier customer.

We acquired Opengear in fiscal 2019. Although Opengear has many customers, its business historically has been significantly concentrated on its relationships with a few large customers and focused on data centers.

We acquired Ventus in fiscal 2022. Although Ventus has many customers, its business historically has been significantly concentrated on its relationships with fewer than twenty customers and it also serves a significant number of customers in the financial and gaming terminal industries. Likewise, our combined SmartSense by Digi and Jolt offerings service a significant number of large customers in the retail pharmaceutical, medical facility and retail food industries. Both Ventus and SmartSense by Digi / Jolt produce significant ARR. Any disruption or difficulties in any of the industries these businesses serve could have an adverse impact on our business, results of operations (including, but not limited to, ARR), financial condition and prospects.

In addition, some larger customers may demand discounts and rebates. As a result, our future revenue opportunities with these customers may be limited, and we may face pricing pressures, which in turn could adversely impact our operating margin and our profitability. The loss of, reduction in, or pricing discounts associated with orders from key customers may significantly reduce our revenue and harm our business. Furthermore, delays in payment and/or extended payment terms from larger customers could have a disproportionate and material negative impact on our cash flows and working capital to support our business operations.

We had one distributor customer of Digi's IoT Products & Services segment that represented 13% of consolidated revenue for the twelve months ended September 30, 2025. No customers represented over 10% of consolidated revenue for the twelve months ended September 30, 2024 or 2023.

Acquisitions could disrupt our business and seriously harm our financial condition.

We will continue to consider acquisitions of businesses, products or technologies. While we may consider smaller acquisitions that present a lower level of the below stated risks, we publicly have signaled our intent to focus our efforts more on acquisitions that would enhance the scale our business. Such acquisitions offer greater upside to our business, but also present greater risks. In the event of any future acquisitions, we could issue stock that would dilute our current stockholders' percentage ownership, incur additional debt, assume liabilities or incur large and immediate write-offs.

Our operation of any acquired business also involves numerous risks, including but not limited to:

- problems combining the acquired operations, technologies, or products;
- unanticipated costs;
- diversion of management's attention from our core business;
- difficulties integrating businesses in different countries and cultures;
- effectively implementing internal control over financial reporting;
- adverse effects on existing business relationships with suppliers and customers;
- risks associated with entering markets in which we have no or limited prior experience; and

- potential loss of key employees, particularly those of the acquired business

We cannot assure that we will be able to integrate successfully any businesses, products, technologies, or personnel that we have acquired or that we might acquire in the future. Any such integration failure could disrupt our business and have a material adverse effect on our consolidated financial condition and results of operations. Moreover, from time to time, we may enter into negotiations for a proposed acquisition, but be unable or unwilling to consummate the acquisition under consideration. This could cause significant diversion of management's attention and out-of-pocket expenses for us. We could also be exposed to litigation as a result of any consummated or unconsummated acquisition.

From time to time, we are subject to claims and litigation regarding intellectual property rights or other claims pertaining to our business, which could seriously harm us and require us to incur significant costs.

The communications technology industry is characterized by frequent litigation regarding patent and other intellectual property rights. From time to time, we receive notification of a third-party claim that our products allegedly infringe intellectual property rights owned by others. In addition, in the ordinary course of business from time to time we receive other third-party claims that may include, but are not limited to, commercial relationships, employment disputes, contractual disputes or alleged issues with the use of our products or services. Any litigation to determine the validity of third-party infringement claims or other litigation claims made against us, whether or not determined in our favor or settled by us, may be costly and divert the efforts and attention of our management and technical personnel from productive tasks. This could have a material adverse effect on our ability to operate our business and service the needs of our customers. There can be no assurance that any claims by third parties, regardless of if they have merit, will not materially adversely affect our business, operating results, financial condition or prospects. In the event of an adverse ruling in any such matter, we may be required to pay substantial damages, cease engaging in or make alterations to certain business activities, cease the manufacture, use and sale of infringing products, discontinue the use of certain processes or be required to obtain a license under the intellectual property rights of the third party claiming infringement. There can be no assurance with respect to an infringement claim that a license would be available on reasonable terms or at all. Any limitations on our ability to market our products, or delays and costs associated with redesigning our products or payments of license fees to third parties, or any failure by us to develop or license a substitute technology on commercially reasonable terms could have a material adverse effect on our business, operating results and financial condition.

Our participation in a services and solutions model, using hardware and cloud-based services, presents execution and competitive risks.

We participate in a services and solutions model that uses both hardware and cloud-based services. Both our SmartSense by Digi and Ventus offerings as well as our Digi 360 and Digi LifeCycle Assurance offerings deploy hardware, software and cloud-based hosting. In other areas of our business, we offer hosted services and cloud-based platform, software applications, and supporting products and services. We also employ significant human and financial resources to develop and deploy these offerings. As we work to grow and scale these offerings, these investments have impacted previously and may impact adversely in the future our operating margins and profitability. While we believe we have a strong foundation to compete, it is uncertain whether our strategies will attract the users or generate the revenue required to be successful. In the past, certain customers and potential customers that use these offerings were adversely impacted by the Covid-19 pandemic and the resulting global economic downturn. Any future economic slowdown could impede our ability to win and retain customers. We have and expect to encounter competition from other solutions providers, some of whom may have more significant resources than us. Whether we are successful in this business model depends on a number of factors, including:

- our ability to establish the infrastructure to deploy and evolve our solutions effectively and continuously;

- the features and functionality of our offerings relative to competing offerings as well as our ability to market effectively;

- our ability to engage in successful strategic relationships with third parties such as telecommunications carriers, component makers and systems integrators;

- our ability to meet service assurance commitments required by certain contracts;

- competing effectively for market share; and

- deploying complete end-to-end solutions that meet the needs of the marketplace generally as well as the particular requirements of our customers more effectively and efficiently than competitive solutions.

Our ability to sustain and grow our business depends in large part on the success of our third-party distributors and resellers.

A substantial portion of our revenue is generated through sales by third party distributors and resellers. Further, for several years we have been taking steps to expand our relationship with certain distributors who have global reach. These expansion efforts may increase the percent of our revenue driven through distributors and resellers or heighten our reliance on certain distributors and resellers to drive sales. To the extent our distributors and resellers are unsuccessful selling our products or if we are unable to obtain and retain a sufficient number of high-quality distributors and resellers, our operating results could be affected materially and adversely. In addition, our distributors and resellers may market, sell and support products and services that are competitive with ours, and they may devote more resources to the marketing, sales and support of such products. These distributors and resellers may have incentives to promote our competitors' products in lieu of our products, particularly for our competitors with larger volumes of orders, more diverse product offerings and longer relationships with our distributors and resellers. It is possible one or more of our important distributors and resellers may stop selling our products completely. Our distributor and reseller sales structure could subject us to lawsuits, potential liability and reputational harm if, for example, any of these parties misrepresents the functionality of our products or services to customers, or violates laws or our corporate policies. If we fail to manage our existing or future sales through distributors and resellers effectively, our business and operating results could be materially and adversely affected.

Potential new or incremental international tariffs could materially and adversely affect our business and results of operations.

Due to the global reach of our operations, changes in international trade policy could result in an adverse effect on our results of operations, financial condition and cash flows. Additional or new tariffs imposed by various governments globally have the potential to disrupt existing supply chains and impose additional costs on our business. Existing and future retaliatory trade actions imposed by other governments, as well as possible price increases we may elect to charge, could make our products more expensive for customers, and, in turn, could make our products less competitive. Any existing or new, substantial tariff increases on imports within our supply chain or involving countries in which our contract manufacturers are located, should they be implemented and sustained for an extended period of time, could have a significant adverse effect on our business and our supply chain.

The businesses of our IoT Solutions segment are subject to the risks faced by businesses operating in emerging markets.

The combined SmartSense by Digi / Jolt product line is operated in an emerging market where technology-based solutions such as the monitoring of the condition of perishable goods as well as the completion of employee tasks have not been used historically. Similarly, our Ventus business is operating in an evolving marketplace where the breadth of companies with collections of assets that require connectivity and general monitoring is evolving. The operation of each of these businesses can therefore be subject to significant additional risks that are not necessarily related to our more established products and services.

Additional risks that relate to IoT Solutions, include, but are not limited to:

• SmartSense by Digi / Jolt offerings are deployed in part to help assure perishable goods are safely preserved and that necessary operating tasks are completed timely. Ventus's offering is deployed so that dispersed collections of critical, operational assets requiring network connectivity (such as ATMs, lottery terminals, etc.) are fully operational. In each case, there is a potential risk of loss in the event of a malfunction or failure in our offerings.

• The SmartSense by Digi / Jolt product line has a limited history with us in a marketplace that is relatively early in its development and has numerous competitors. Although Ventus has a longer operating history and some of the marketplaces in which it operates are quite mature, new use cases continue to emerge as businesses increasingly rely on self-service devices in their operations with customers. We cannot provide assurances we will be successful in operating and continuing to grow either of these businesses.

• Our ability to succeed with the offerings of these businesses will depend in large part on our ability to provide customers with hardware and software products that are easy to deploy and offer features and functionality that address the needs of particular businesses. We may face challenges and delays in the development of these businesses as the marketplace for products and services evolves to meet the needs and desires of customers.

In light of these risks and uncertainties, we may not be able to establish or maintain the market share of these businesses or take full advantage of businesses we may acquire in the future related to either of these businesses. There can be no assurance that we will recover our investments in SmartSense by Digi / Jolt or Ventus or that we will realize ongoing and consistent profits from these businesses. Also, there can be no assurance that diverting our management's attention to these businesses will not have a material adverse effect on our other existing businesses, any of which may have a material adverse effect on our results of operations, financial condition and prospects.

Technology and Cybersecurity Risks

We are subject to various cybersecurity risks, including risk to our products, solutions, and internal systems. These risks may increase our costs and could damage our brand and reputation.

Our products and software may contain unknown security vulnerabilities that could be exploited by bad actors. In addition, our products operate with and are dependent on products and components across a broad ecosystem. If there is a security vulnerability in one of these components, and if there is a security exploit targeting it, we could face increased costs, reduced revenue, liability claims or damage to our reputation or competitive position.

We also rely on cloud-based technologies for our solutions, as well as our internal systems. As we continue to direct a substantial portion of our sales and development efforts toward broader based solutions, such as SmartSense by Digi / Jolt, the Digi Remote Manager and Ventus offerings, we expect to store, convey and potentially process significant amounts of data produced by devices. We have completed a number of acquisitions in recent years and have inherited a range of different systems that store, convey and potentially process data and, in some cases, we may be delayed or choose not to integrate these systems into similar systems used in other parts of our business. Further, many of our business applications that we rely upon to operate our business now exist within cloud platforms that are managed by third parties. These factors may add to the risk of breach by third parties.

This data may include confidential or proprietary information, intellectual property or personally identifiable information of our customers or other third parties with whom they do business. It is important for us to maintain solutions and related infrastructure that are perceived by our customers and other parties with whom we do business as providing reasonable levels of reliability and security. Despite available security measures and other precautions, the infrastructure and transmission methods used by our products and services or otherwise associated with our operations may be vulnerable to interception, attack or other disruptive problems. Continued high-profile data breaches at other companies evidence an external environment that is becoming increasingly hostile to information security. Improper disclosure of data or a perception that our data security is insufficient could harm our reputation, give rise to legal proceedings or subject our company to liability under laws that protect data, which may evolve and expand in scope over time. Any of these factors could result in increased costs and loss of revenue for us.

If a cyberattack or other security incident were to allow unauthorized access to or modification of our customers' data or our own data, whether due to a failure with our systems or related systems operated by third parties, we could suffer damage to our brand and reputation.

The costs we would incur to address and fix these incidents could significantly increase our expenses. These types of security incidents could also lead to lawsuits, regulatory investigations and increased legal liability, including in some cases contractual costs related to customer notification and fraud monitoring. Further, as the regulatory focus on data privacy and security issues continues to increase and worldwide laws and regulations concerning the protection of information continue to become more complex, the potential risks and costs of compliance to our business are expected to intensify.

In addition, cybersecurity is an issue that is becoming increasingly regulated. As regulations take effect or evolve it is possible we may encounter issues being fully compliant with these legal standards which could result in material adverse effects on our business.

Issues related to the use of artificial intelligence may result in regulatory or legal action, damage our reputation, or harm our business.

We use tools and processes that incorporate artificial intelligence ("AI") in various business processes. We also are considering the incorporation of AI into some of our product and service offerings. The field of AI is rapidly developing, and the global regulatory and legal landscape is evolving. We seek to use AI responsibly and to manage ethical and legal issues associated with AI. We may be unsuccessful in identifying and resolving these issues, which could give rise to legal or regulatory action, damage to our reputation, or harm to our business. In addition, our competitors may be more effective at using AI in their operations, products and services, which may put us at a competitive disadvantage.

Risks Relating to Our Foreign Operations

Our use of suppliers in other parts of the world as well as our purchases of components containing certain materials involves risks that could negatively impact us.

We purchase many components from suppliers in other parts of the world. Product delivery times may be extended due to the distances involved or events beyond our control, requiring more lead time in ordering. In addition, ocean freight delays may occur as a result of labor problems, weather delays, expediting orders for third parties, customs issues, geopolitical tensions, or other events beyond our control. Any extended delay in receipt of the component parts could eliminate anticipated cost savings and have a material adverse effect on our customer relationships and profitability. Governments continue to impose tariffs on various products and components which may impact the pricing of certain components and inventories and could have a material adverse effect on our competitive standing in the marketplace and our financial results. Potential power outages, most notably in recent times in Asia and Europe could also have a material adverse effect ability to obtain components for our products from our foreign suppliers. Additional challenges could occur if these suppliers allocate materials and components to other customers. The Chinese government in recent years has implemented policies that adversely have impacted various industries in that nation, and it is possible they may take actions in the future that are adverse to suppliers who we rely upon. Sanctions against and actions of the Russian government resulting from the war in Ukraine may be adverse to suppliers who we rely upon. Tensions in the Middle East, in light of ongoing conflicts in the region since the October 7, 2023 attack on Israel may cause shipping disruptions and increased transport costs that could have a material adverse effect on our ability to obtain components from our foreign suppliers and our financial results. Finally, the introduction of new regulations by governments may also impact the availability, delivery or certain components or our ability to use certain components because of, among other potential reasons, the materials those components may contain or the location of the supplier of the component or certain materials contained in the component.

We face risks associated with our international operations that could impair our ability to grow our revenue abroad as well as our overall financial condition.

Our future growth may be dependent in part upon our ability to increase sales in international markets. These sales are subject to a variety of risks, including fluctuations in currency exchange rates, tariffs, import restrictions and other trade barriers, geopolitical tensions, unexpected or very burdensome changes in regulatory requirements, longer accounts receivable payment cycles, potentially adverse tax consequences, and export license requirements. In addition, we are subject to the risks inherent in conducting business internationally, including political and economic instability and unexpected changes in diplomatic and trade relationships. In many markets where we operate business and cultural norms are different than those in the United States and practices that may violate laws and regulations applicable to us like the Foreign Corrupt Practices Act ("FCPA") and the UK Anti-Bribery Act ("UKBA") are more commonplace. Although we have implemented policies and procedures with the intention of ensuring compliance with these laws and regulations, our employees, contractors and agents, as well as channel partners involved in our international sales, may take actions in violation of our policies. Many of our vendors and strategic business allies also have international operations and are subject to the above-described risks. Even if we are able to successfully manage the risks of international operations, our business may be adversely affected if one or more of our business relations are not able to successfully manage these risks. There can be no assurance that one or more of these factors will not have a material adverse effect on our business strategy and financial condition.

Our failure to comply effectively with regulatory laws pertaining to our foreign operations could have a material adverse effect on our revenue and profitability.

We are required to comply with U.S. government export regulations in the sale of our products to foreign customers, including requirements to properly classify and screen our products against a denied parties list prior to shipment. We are also required to comply with the provisions of the FCPA and all other anti-corruption laws, such as UKBA, of all other countries in which we do business, directly or indirectly, including compliance with the anti-bribery prohibitions and the accounting and recordkeeping requirements of this law. Violations of export regulations, the FCPA or other similar laws or other laws and regulations could trigger sanctions, including ineligibility for U.S. government insurance and financing, as well as large fines. Failure to comply with the aforementioned regulations could also deter us from selling our products in international jurisdictions, which could have a material adverse effect on our revenue and profitability.

Competitive and Reputational Risks

We face intense competition from established companies that may have significant advantages over us and our products.

The market for our products is intensely competitive. Certain of our competitors and potential competitors have or may develop greater financial, technological, manufacturing, marketing and personnel resources than us either generally or relative to the product sets they sell in competition to us. Further, there are numerous companies competing with us in various segments of the market for our products, and their products may have advantages over our products in areas such as conformity to existing and emerging industry standards or new regulations, interoperability with other products, management and security capabilities, performance, price, ease of use, scalability, reliability, flexibility, product features and technical support.

Our current and potential competitors have or may develop one or more of the following significant advantages over us in the product areas where they compete with us:

- tighter focus on an individual product or product category;

- greater financial, technical and marketing resources;

- barriers to transition to our products;

- higher brand recognition across larger geographic regions;

- more comprehensive product features and functionality, including, but not limited to, with respect to product security;

- longer-standing cooperative relationships with OEM and end-user customers;

- superior customer service capacity and quality;

- longer operating history; and

- larger customer base.

We cannot provide assurance that we will be able to compete successfully with our current and potential competitors. Such competitors may be able to more quickly develop or adapt to new or emerging technologies and changes in customer requirements, changes in regulatory requirements or devote greater resources to the development, promotion and sale of their products. Additionally, it is probable that new competitors or new alliances among existing competitors could emerge and rapidly acquire significant market share.

Our dependence on new product development, rapid technological change, competitors' product introductions and enhancements, and regulatory changes make us susceptible to potential fluctuations in demand or loss of market share for our products.

Our industry is characterized by rapidly changing technologies, evolving industry standards, frequent new product introductions, short product life cycles in certain instances and rapidly changing customer requirements. One example of new technology that could impact the markets in which we sell products and customer requirements could be the introduction of artificial intelligence features into products or solutions offerings. The introduction of products and enhancements embodying new technologies, whether via competitors' products or just changes in markets where we sell products because of other changes in technology more generally, can disrupt one or more markets in which we compete. In addition, the emergence of new or changed industry standards or regulations impacting our industry can also cause demand for our products to fluctuate or render our products obsolete or unmarketable.

Our future success will depend on our ability to enhance our existing products, to introduce new products to meet changing customer requirements and emerging technologies as well as potential regulatory changes, and to demonstrate the performance advantages and cost-effectiveness of our products over competing products. This could be impacted not only by the features we offer in our products, but also by our ability to operate efficiently relative to those with whom we compete. For instance, if competitors with more resources than us are able to deploy efficiency enhancements into their operations more quickly than us (whether via significant investments in artificial intelligence or otherwise) they may be better positioned than us to more quickly enhance existing products or introduce new products that meet customer requirements or market demands. Failure by us to modify our products to support new alternative technologies or failure to achieve widespread customer acceptance of such modified products could cause us to lose market share and cause our revenue to decline. Further, if our competitors offer better service capabilities associated with the implementation and use of their products, our business could be impacted negatively.

We may experience delays in developing and marketing product enhancements or new products that respond to technological change, evolving industry standards or regulations and changing customer requirements. There can be no assurance that we will not experience difficulties that could delay or prevent the successful development, introduction, and marketing of these products or product enhancements, or that our new products and product enhancements will meet the requirements of the marketplace adequately and achieve any significant or sustainable degree of market acceptance in existing or additional markets. Further, demand for products can fluctuate because of changes in technology generally which could also impact our sales of products. In addition, the future introductions or announcements of products by us or one of our competitors embodying new technologies or changes in industry standards or regulations or customer requirements could render our then-existing products obsolete or unmarketable. This risk may become more pronounced as new competitors emerge in markets where we sell our products, especially if these competitors have more resources than us to develop and market new products and technologies and provide related services. There can be no assurance that the introduction or announcement of new technologies into markets where we sell products or the introduction or announcement of product offerings by us or one or

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more of our competitors will not cause customers to defer their purchase of our existing products, which could cause our revenue to decline.

Our failure to compete successfully in our highly competitive market could result in reduced prices and loss of market share.

The market in which we operate is characterized by rapid technological advances and evolving industry standards. The market can be affected significantly by new product introductions and marketing activities of industry participants. In addition, the amount of competition we face in the marketplace may change and grow as the market for our industry grows and new entrants enter the marketplace. Present and future competitors may be able to identify new markets and develop products more quickly, which are superior to those developed by us. Such competitors may adapt new technologies faster, devote greater resources to research and development, promote products more aggressively and price products more competitively than us. Competition may also intensify, or we may no longer be able to compete effectively in the markets in which we compete.

Risks Related to Economic and Market Conditions

Our consolidated operating results and financial condition may be adversely impacted by worldwide economic and credit conditions.

If worldwide economic conditions experience a significant downturn, these conditions may make it difficult or impossible for our customers and suppliers to accurately forecast and plan future business activities, which may cause them to slow or suspend spending on products and services. Our customers or suppliers may find it difficult to gain sufficient credit or service existing credit in a timely manner, which could result in an impairment of their ability to process or place orders with us, deliver inventory or services to us in the case of suppliers or to make timely payments to us for previous purchases in the case of customers. If this occurs, our revenue may be reduced, thereby having a negative impact on our results of operations. In addition, we may be forced to increase our allowance for credit losses and our days sales outstanding may increase, which would have a negative impact on our cash position, liquidity and financial condition. To the extent we incur debt, we may be unable to adhere to financial covenants or to service the debt. These risks associated with credit and debt are more pronounced for the parties with whom we do business and ourselves in the current high interest rate environment which has seen interest rates rise rapidly. We cannot predict either the timing or duration of an economic downturn in the economy, should one occur. Any downturn could have a material adverse impact on our business, results of operations, financial condition and prospects.

Our revenue may be subject to fluctuations based on the level of significant large project-based purchases.

Many of our customers make significant one-time hardware purchases for large projects that are not repeated. As a result, our revenue may be subject to significant fluctuations based on whether we are able to close significant project-based sales opportunities. In addition, in our SmartSense by Digi / Jolt and Ventus product lines certain customers have outsized deployments relative to other customers. It is possible we will see revenue fluctuations in these businesses based upon the scale of new deployments in different financial periods. Our failure to complete one or a series of significant sales opportunities in a particular fiscal period could have a material adverse effect on our revenue for that period.

Our operating margins may be subject to decline.

Our operating margins may be subject to declines which could decrease our overall profitability and impact our financial performance adversely. Some of the hardware products we sell are approaching the end of their product life cycles. These mature hardware products have sold historically at higher operating margins than our other product and service offerings. We expect this general trend of declining sales for many of our mature products to continue and the pace of the decline may accelerate. In addition, rising prices for goods and services due to inflation along with ongoing cost pressures in our industry create downward pressure on the prices at which we and other manufacturers may be able to sell hardware products. We have indicated that we would be willing to realize lower levels of operating margins from customers in return for long-term, binding purchase commitments. If this strategy were successful, it could apply downward pressure on our operating margins. Part of our strategy is to sell software applications and IoT solutions such as SmartSense by Digi / Jolt, Ventus offerings and hardware bundled with services on a subscription basis. These sales may provide recurring revenues at relatively high operating margins, but these types of offerings are still in the earlier stages of adoption by customers. As such, their sales growth is not necessarily predictable or assured. Our operating margins therefore may be subject to decline unless we can implement cost reduction initiatives effectively to offset the impact of these factors.

Some of our products are sold into mature markets, which could limit our ability to continue to generate revenue from these products.

Some of our hardware products are sold into mature markets that are characterized by a trend of declining demand. We have made targeted investments to provide enhanced and new products into these mature markets and believe this may mitigate declining demand. However, over the longer term, the overall market for these hardware products is expected to decrease due to the adoption of new technologies. As such, we expect that our revenue from these products will continue to decline over time. As a result, our future prospects depend in part on our ability to acquire or develop and successfully market additional products that address growth markets.

Unanticipated changes in our tax rates could affect our future results.

Our future effective tax rates could be favorably or unfavorably affected by unanticipated changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of our deferred tax assets and liabilities, or by changes in tax laws or our interpretation of such laws. In addition, we may be subject to the examination of our income tax returns by the Internal Revenue Service and other U.S. and international tax authorities. We regularly assess the potential outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. There can be no assurance that the outcomes from these examinations will not have an adverse effect on our consolidated operating results and financial condition.

We may have additional tax liabilities.

We are subject to income taxes in the United States and many foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes, including our reserves for uncertain tax positions. In the ordinary course of business, there are many transactions and calculations where the ultimate tax determination is uncertain. We regularly are under audit by tax authorities. Although we believe our tax estimates are reasonable, the final determination of tax audits could be materially different from our historical income tax provisions and accruals. The results of an audit could have a material effect on our consolidated financial position, results of operations, or cash flows in the period or periods for which that determination is made.

Strategic Risks

Our ability to grow our business is dependent in part on strategic relationships we develop and maintain with third parties as well as our ability to integrate and assure use of our products and services in coordination with the products and services of certain strategic partners in a commercially acceptable manner.

We believe that our ability to increase our sales depends in part on maintaining and strengthening relationships with parties such as telecommunications carriers, systems integrators, enterprise application providers, component providers and other strategic technology companies. Once a relationship is established, we likely will dedicate significant time and resources to it in an effort to advance our business interests and there is no assurance any strategic relationship will generate enough revenue to offset the significant resources we use to advance the relationship. Parties with whom we establish strategic relationships also work with companies that compete with us. We have limited, if any, control as to whether these parties devote adequate resources to promoting, selling, and implementing our products. Further, new or emerging technologies, technological trends or changes in customer requirements may result in certain companies with whom we maintain strategic relationships de-emphasizing their dealings with us or becoming potential competitors in the future. We also have limited, if any, control as to other business activities of these parties and we could experience reputational harm because of our association with such parties if they fail to execute on business initiatives, are accused of breaking the law or otherwise suffer reputational harm for other reasons. All of these factors could materially and adversely impact our business and results of operations.

In some cases, we expect the establishment of a strategic relationship with a third party to result in integrations of our products or services with those of other parties. Identifying appropriate parties for these relationships as well as negotiating and documenting business agreements with them requires significant time and resources. We expect these agreements typically to be non-exclusive and not to prohibit the other party from working with our competitors or offering competing services. Once the relationship is established, we may encounter difficulties in combining our products and services in a commercially acceptable manner. We expect this dynamic, where our ability to generate sales is dependent on our products and services interacting with those sold by third parties, may become more common in the future. There can be no guarantee in any particular instance that we will be successful in making our products interact with those of other parties in a commercially acceptable manner and, even if we do, we cannot guarantee that the resulting products and services will be marketed effectively or sold via the relationship.

The loss of key personnel could prevent us from executing our business strategy.

Our business and prospects depend to a significant degree upon the continuing contributions of our executive officers and key technical and other personnel. Competition for such personnel is intense, and in the current environment of large numbers of workers leaving their current employment for new opportunities, there can be no assurance that we will be successful in retaining qualified personnel. Failure to attract and retain key personnel could result in our failure to execute our business strategy.

We are dependent on third parties to manufacture our products which could have adverse impacts on our business if such manufacturers encounter operating restraints or if we do not properly forecast customer demand.

We are reliant on third parties to manufacture our products in countries such as Mexico, Thailand, Taiwan and China. The ability of these manufacturers to provide us with the timely provision of finished products is subject to a number of disruptions beyond their control such as, among others: the availability of components from suppliers, labor shortages, energy shortages such as those from time to time encountered in China, changes in government regulations, tensions with foreign governments or other factors. If we do not properly forecast customer demands for products any lengthening in lead times or disruptions in service could result in lost revenues and adversely impact our business, results of operation, financial condition and prospects.

Our failure to anticipate or manage product transitions effectively could have a material adverse effect on our revenue and profitability.

From time to time, we or our competitors may announce new or enhanced products that may replace or shorten the life cycles of our existing products. Announcements of currently planned or other new or enhanced products may cause customers to defer or stop purchasing our products until these products become available. Furthermore, the introduction of new or enhanced products because of customer requirement, regulation or otherwise may require us to manage the transition from older product inventories and ensure that adequate supplies of new or enhanced products can be delivered to meet customer demand. Our failure to anticipate the revenue declines associated with older products or manage transitions from older products effectively could result in inventory obsolescence and also have a material adverse effect on our revenue and profitability.

We intend to continue to devote significant resources to our research and development, which, if not successful, could cause a decline in our revenue and harm our business.

We intend to continue to devote significant resources to research and development in the coming years to enhance our existing product offerings and develop additional product offerings. For fiscal 2025, 2024, and 2023, respectively, our research and development expenses were 14.8%, 14.2% and 13.2% of our revenue. If we are unable to enhance existing products and develop new products, applications and services as a result of our research and development efforts, if we encounter delays in deploying these enhanced or new products, applications and services, or if the products, applications and services we enhance or develop are not successful, our business could be harmed. Even if we enhance existing products and develop new products, applications and services that are accepted by our target markets, the net revenue from these products, applications and services may not be sufficient to justify our investment in research and development.

Many of our products, applications and services have been developed through a combination of internally developed technologies and acquired technologies. Our ability to continue to develop products, applications and services could be partially dependent on finding and acquiring new technologies in the marketplace. Even if we identify new technologies that we believe would be complementary to our internally developed technologies, we may not be successful in obtaining those technologies or integrating them effectively with our existing technologies.

Risks Relating to Our Industry

We are dependent on wireless communication networks owned and controlled by others.

Our revenue could decline if we are unable to deliver continued access to digital cellular wireless carriers that we depend on to provide sufficient network capacity, reliability and security to our customers. Our financial condition could be impacted if our wireless carriers increase the prices of their services or suffer operational or technical failures. In addition, certain Digi products operate on radio bands licensed by the Federal Communications Commission ("FCC"), and any changes to these band configurations or licensing rules could affect product functionality, marketability, or regulatory compliance that could materially affect our business and financial results in an adverse manner.

Natural disasters, wars and other events beyond our control could impact our supply chain and customers negatively resulting in an adverse impact to our revenue and profitability.

Certain of our components and other materials used in producing our products are from regions susceptible to natural disasters or other events beyond our control, such as the Covid-19 pandemic that was highly disruptive to businesses during the last few years or the wars in Ukraine and the Middle East. These and other events beyond our control can adversely impact our supply chains and our business. If we are unable to procure necessary materials, we could experience a disruption to our supply chain that would hinder our ability to produce our products in a timely manner. It also could cause us to seek other sources of supply which may be more costly or which we may not be able to procure on a timely basis. We also risk damage to any tooling, equipment or inventory at the supplier's facilities. For instance, flooding in October 2011 and a fire in November 2014 disrupted the operations at one of our contract manufacturers in Thailand. In addition, our customers may not follow their normal purchasing patterns or temporarily cease purchasing from us due to impacts to their businesses in the region, creating unexpected fluctuations or decreases in our revenue and profitability. Natural disasters, wars and other events beyond our control could have material adverse impacts on our business.

Credit and Liquidity Risks

Failure to comply with the covenants under our credit facility may have a material adverse effect on our ability to access additional capital and/or create an event of default.

On December 7, 2023, Digi entered into a credit agreement (the "Credit Agreement") with BMO Bank N.A. ("BMO"), as administrative and collateral agent, BMO Capital Markets Corp., BofA Securities, Inc. and MUFG Bank, Ltd., as joint lead arrangers and joint bookrunners, and the several banks and other financial institutions or entities from time to time party thereto as lenders (the "Lenders"). The Credit Agreement provides Digi with a senior secured credit facility (the "Credit Facility"). The Credit Facility includes a $250 million senior secured revolving credit facility (the "Revolving Loan"), with an uncommitted accordion feature that provides for additional borrowing capacity of up to the greater of $95 million or one hundred percent of trailing twelve month adjusted earnings before interest, taxes, depreciation, and amortization ("EBITDA"). The Credit Facility also contains a $10 million letter of credit sublimit and $10 million swingline sub-facility. Digi may use the proceeds of the Credit Facility in the future for general corporate purposes.

Digi borrowed a total of $215 million under the Credit Facility to repay all obligations and to pay related fees and expenses under the Third Amended and Restated Credit Agreement dated as of December 22, 2021 (the "Prior Credit Facility"), by and among Digi, as the borrower, BMO, as administrative agent and collateral agent, BMO Capital Markets Corp., as sole lead arranger and bookrunner, and the other lenders from time-to-time party thereto. The Prior Credit Facility consisted of a $350 million term loan B secured loan and a $35 million revolving credit facility that included a $10 million letter of credit subfacility and $10 million swingline subfacility.

If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments on the Loan, we will be in default. We are also required to comply with several financial covenants under the Credit Agreement. Our ability to comply with such financial covenants may be affected by events beyond our control, which could result in a default under the Credit Agreement; such default may have a material adverse effect on our business, financial condition, operating results or cash flows.

The Credit Facility contains customary affirmative and negative covenants, including covenants that restrict the ability of Digi and its subsidiaries to incur additional indebtedness, dispose of significant assets, make certain investments, including any acquisitions other than permitted acquisitions, make certain payments, enter into sale and leaseback transactions, grant liens on its assets or rate management transactions, subject to certain limitations. These restrictions could adversely affect our business.

Negative conditions in the global credit markets may impair a portion of our investment portfolio.

Our investment portfolio may consist of certificates of deposit, commercial paper, money market funds, corporate bonds and government municipal bonds. These marketable securities are classified as available-for-sale and are carried at fair market value. Some of our investments could experience reduced liquidity and could result in an impairment charge should the impairment be considered as other-than-temporary. This loss would be recorded in our consolidated statements of operations, which could materially adversely impact our consolidated results of operations and financial condition.

Government Regulation and Political Risks

Our inability to obtain the appropriate telecommunications carrier certifications or approvals from governmental regulatory bodies as well as reconfiguration of communications protocols such as radio bands could impede our ability to grow revenue in our wireless products.

The sale of our wireless products in certain geographical markets is sometimes dependent on the ability to gain telecommunications carrier certifications and/or approvals by certain governmental bodies. Failure to obtain these approvals, or delays in receiving the approvals, could impact our ability to enter our targeted markets or to compete effectively or at all in these markets and could have an adverse impact on our business and prospects.

Certain products rely on the current configuration of radio bands by FCC or other governmental regulatory bodies could require the redesign of existing and future products, which could have an adverse impact on our business.

Our failure to comply effectively with the requirements of applicable environmental, data privacy and security legislation and regulation could have a material adverse effect on our revenue and profitability.

Production, sale and marketing of products and services in certain states and countries may subject us to environmental, data privacy and security regulations. For example, the European Union has issued two directives relating to chemical substances in electronic products. The Waste Electrical and Electronic Equipment Directive makes producers of certain electrical and electronic equipment financially responsible for collection, reuse, recycling, treatment and disposal of equipment placed in the European Union market. The Restrictions of Hazardous Substances Directive bans the use of certain hazardous materials in electric and electrical equipment which are put on the market in the European Union. In addition, data privacy and security regulations have been enacted by both foreign governments and certain states in the US, such as GDPR and CCPA.   In the future, various governments may adopt further environmental, data privacy and security compliance programs or other rules or regulations that may impact our business operations**.** If we fail to comply with these regulations, we may not be able to sell our products and services in jurisdictions where these regulations apply or subject us to fines or penalties, which could have a material adverse effect on our revenue and profitability.

Risks Related to Our Intellectual Property

Our ability to compete could be jeopardized if we are unable to protect our intellectual property rights.

Our ability to compete depends in part on our proprietary rights and technology. Our proprietary rights and technology are protected by a combination of copyrights, patents, trade secrets and trademarks. We enter into confidentiality agreements with our employees, and sometimes with our customers, potential customers and other third parties, and limit access to the distribution of our proprietary information. There can be no assurance that the steps taken by us in this regard will be adequate to prevent the misappropriation of our technology. Our pending patent applications may be denied and any patents, once issued, may be circumvented by our competitors. Furthermore, there can be no assurance that others will not develop technologies that are superior to our technologies. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States. There can be no assurance that our means of protecting our proprietary rights in the United States or abroad will be adequate or that competing companies will not independently develop similar technologies. Our failure to adequately protect our proprietary rights could have a material adverse effect on our competitive position and our business.

Risks Related to Our Common Stock

Unsolicited takeover proposals, governance change proposals, proxy contests and resulting litigation may adversely impact our operations, create uncertainty and affect the market price and volatility of our securities.

In 2017, we received an unsolicited takeover proposal and other companies in our industry have been the target of unsolicited takeover proposals in the past. In the event that a third party, such as a competitor, private equity firm or activist investor makes an unsolicited takeover proposal or proposes to change our governance policies or board of directors, or makes other proposals concerning our ownership structure or operations, our review and consideration of such proposals may be a significant distraction for our management and employees, and could require us to expend significant time and resources. Such proposals may create uncertainty for our employees and this uncertainty may adversely affect our ability to retain key employees, to hire new talent or to complete acquisitions we may desire to make. Similar uncertainty among our customers, suppliers and other business partners could cause them to terminate, or not to renew or enter into, arrangements with us. Certain proposals may result in costly proxy contests or litigation that can disrupt our business operations or result in an adverse effect on our operating results. Management and employee distraction related to any such proposals also may adversely impact our ability to conduct our business optimally and pursue our strategic objectives. Such proposals, or their withdrawal, could create uncertainty among investors and potential investors as to our future direction and affect the market price of our common stock without regard to our operational or financial performance.

Certain provisions of the Delaware General Corporation Law and our charter documents have an anti-takeover effect.

There exist certain mechanisms under the Delaware General Corporation Law and our charter documents that may delay, defer or prevent a change of control. For instance, under Delaware law, we are prohibited from engaging in certain business combinations with interested stockholders for a period of three years after the date of the transaction in which the person became an interested stockholder unless certain requirements are met, and majority stockholder approval is required for certain business combination transactions with interested parties.

Our Certificate of Incorporation contains a "fair price" provision requiring majority stockholder approval for certain business combination transactions with interested parties, and this provision may not be changed without the vote of at least 80% of the outstanding shares of our voting stock. Other mechanisms in our charter documents may also delay, defer or prevent a change of control. For instance, our Certificate of Incorporation provides that our Board of Directors has authority to issue series of our preferred stock with such voting rights and other powers as the Board of Directors may determine. Furthermore, we have a classified board of directors, which means that our directors are divided into three classes that are elected to three-year terms on a staggered basis. Since the three-year terms of each class overlap the terms of the other classes of directors, the entire board of directors cannot be replaced in any one year. Under Delaware law, directors serving on a classified board may not be removed by shareholders except for cause. The effect of these anti-takeover provisions may deter business combination transactions not approved by our Board of Directors, including acquisitions that may offer a premium over the market price to some or all stockholders.

The price of our common stock has been volatile and could continue to fluctuate in the future.

The market price of our common stock, like that of many other high-technology companies, has fluctuated significantly and is likely to continue to fluctuate in the future. During fiscal 2025, the closing price of our common stock on the Nasdaq Global Select Market ranged from $23.13 to $38.11 per share. Our closing sale price on November 14, 2025 was $38.38 per share. Announcements by us or others regarding the receipt of customer orders, quarterly variations in operating results, departures of key personnel, acquisitions or divestitures, additional equity or debt financings, results of customer field trials, scientific discoveries, technological innovations, litigation, product developments, patent or proprietary rights, government regulation and general market conditions and risks may, for example, have a significant impact on the market price of our common stock.

If our stock price declines over a sustained period of time, our profits significantly decrease or our acquired businesses do not attain results that were anticipated at the time of acquisition, we may need to recognize an impairment of our goodwill.

The price of our common stock could decline. If such a decline continued over a sustained period of time, we could have an impairment of our goodwill. Our market value is dependent upon certain factors, including continued future growth of our products, services and solutions. If such growth does not materialize or our forecasts are not met (including forecasts established at the time of acquisition), our profits could be significantly reduced, and our market value may decline, which could result in an impairment of our goodwill. As discussed in other risk factors, there could be circumstances beyond our control that could exacerbate the conditions that would lead to such an impairment.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Cybersecurity Risk Management and Strategy

We have established processes for assessing, identifying, and managing material risks from cybersecurity threats. We are committed to periodically reviewing these processes internally as well as discussing these threats and our processes with members of our Board as part of our overall cybersecurity risk management system.

We have implemented information technology and product security policies and standards across the company. We provide ongoing cybersecurity training for employees and conduct employee phishing tests. We maintain business continuity, disaster recovery, and incident management plans. We conduct tabletop exercises and penetration testing. We use third-party security tools that help prevent, identify, investigate and resolve vulnerabilities in our systems and products. Certain Ventus offerings are PCI DSS 4.0 compliant, and SmartSense and Jolt have achieved SOC 2 Type II attestation. These certifications require independent audits by external auditors. We are actively pursuing similar certifications for other product lines. We also have processes to oversee and identify cybersecurity threat risks associated with our use of new third-party service providers, including those who have access to our customer and employee data or our systems.

To date, we do not believe we have encountered cybersecurity threats or previous cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, our business strategy, results of operations, or financial condition. However, there can be no assurance that our controls and procedures will be sufficient, and that we will not be materially affected in the future. While we have customary insurance coverage in place designed to address certain cybersecurity risks, such insurance coverage may be insufficient to cover all insured losses or all types of claims that may arise. For more information regarding our cybersecurity risks, see "Technology and Cybersecurity Risks" included as part of our risk factor disclosures in Part I, Item 1A of this report.

Cybersecurity Governance

Our Board of Directors and executive management team oversee cybersecurity risk. Our Chief Information Officer is responsible for day-to-day management of cybersecurity risk. Our Chief Information officer periodically provides reports to executive management and our Board (which receives a report at least annually) on information security, including cybersecurity risk and the prevention, detection, mitigation and remediation of cybersecurity incidents. Our executive management is notified of potentially material cybersecurity incidents according to our cybersecurity incident management procedures.

Our Chief Information Officer, who reports to the Chief Executive Officer, has over twenty years of experience in IT, including IT security. In addition, a member of our board of directors, Hatem Naguib, recently retired from his role as President and Chief Executive Officer of Barracuda, a cybersecurity solutions provider, and brings expertise in IT security.

ITEM 2. PROPERTIES

The following table contains a listing of our property locations that were material to us as of September 30, 2025:

Location of Property	Use of Facility	Segment	Approximate Square Footage	Ownership or Lease Expiration Date
Hopkins, MN (World headquarters)	Research & development, sales, sales support, marketing and administration	IoT Products & Services	59,497	January 2032
Eden Prairie, MN	Manufacturing and warehousing	IoT Products & Services	58,000	Owned
Sandy, UT	Sales, technical support, research & development, administration, manufacturing and warehousing	IoT Products & Services	35,466	December 2030
Lehi, UT	Sales, sales support, technical support, research & development, administration, manufacturing and warehousing	IoT Solutions	26,364	March 2026
Norwalk, CT	Sales, sales support, technical support, research & development, administration, manufacturing and warehousing	IoT Solutions	14,115	July 2027
Boston, MA	Research & development, sales, sales support and marketing	IoT Solutions	13,302	August 2026
Queensland, Australia	Research & development	IoT Products & Services	12,422	November 2026
Mishawaka, IN	Sales, technical support and administration	IoT Solutions	7,829	August 2026

In addition to the above locations, we have various other locations throughout the world that are not deemed to be material.

ITEM 3. LEGAL PROCEEDINGS

In the normal course of business, we are subject to various claims and litigation, which may include, but are not limited to, patent infringement and intellectual property claims, employment claims and claims involving customers or vendors. While we are unable to predict the outcome of any potential claims or litigation due to the inherent unpredictability of these matters, we believe that it is possible that we could, in the future, incur judgments or enter into settlements of claims that could have a material adverse effect on our operations in any particular period. See Note 13 to the consolidated financial statements included in this annual report for additional information relating to legal matters.

ITEM 4. MINE SAFETY DISCLOSURES

None.

PART II.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Stock Listing

Our common stock is listed under the symbol DGII on the Nasdaq Global Select Market tier of the Nasdaq. On November 14, 2025 there were 94 stockholders of record.

Issuer Repurchases of Equity Securities

The following table presents the information with respect to purchases made by or on behalf of Digi International Inc. or any "affiliated purchaser" (as defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934), of our common stock during the fourth quarter of fiscal 2025:

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of a Publicly Announced Program	Maximum Dollar Value of Shares that May Yet Be Purchased Under the Program
July 1, 2025 - July 31, 2025	—	$ —	—	$ —
August 1, 2025 - August 31, 2025	3,988	$ 33.30	—	$ —
September 1, 2025 - September 30, 2025	—	$ —	—	$ —
Total	3,988	$ 33.30	—	$ —

(1) All shares reported were forfeited by employees in connection with the satisfaction of tax withholding obligations related to the vesting of restricted stock units.

Performance Evaluation

The graph below compares the total cumulative stockholders' return on our common stock for the period from the close of the Nasdaq - U.S. Companies on September 30, 2019 to September 30, 2025, the last day of fiscal 2025, with the total cumulative return for the Nasdaq U.S. Benchmark TR Index (the "U.S. Benchmark Index") and the Nasdaq Telecommunications Index (the "Peer Index") over the same period. We have determined that our line of business is mostly comparable to those companies in the Peer Index. The index level for the graph and table was set to $100 on September 30, 2019, for our common stock, the U.S. Benchmark Index and the Peer Index and assumes the reinvestment of all dividends.



COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN

	FY20	FY21	FY22	FY23	FY24	FY25
Digi International Inc.	$ 100.00	$ 134.80	$ 221.37	$ 196.10	$ 176.14	$ 233.27
Nasdaq U.S. Benchmark TR Index	$ 100.00	$ 132.02	$ 108.25	$ 135.74	$ 176.95	$ 209.01
Nasdaq Telecommunications Index	$ 100.00	$ 110.20	$ 80.06	$ 97.67	$ 121.18	$ 146.36

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Our management's discussion and analysis should be read in conjunction with our consolidated financial statements and other information in this Annual Report on Form 10-K.

We have omitted discussion of the earliest of the three years covered by our consolidated financial statements presented in this report because that disclosure was already included in our Annual Report on Form 10-K for fiscal 2024, filed with the SEC on November 22, 2023. You are encouraged to reference Part II, Item 7, within that report, for a discussion of our financial condition and result of operations for fiscal 2023 compared to fiscal 2024.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This Form 10-K contains certain statements that are "forward-looking statements" as that term is defined under the Private Securities Litigation Reform Act of 1995, and within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.

Forward-Looking Statements

This discussion contains forward-looking statements that are based on management's current expectations and assumptions. These statements often can be identified by the use of forward-looking terminology such as "assume," "believe," "continue," "estimate," "expect," "intend," "may," "plan," "potential," "project," "should," or "will" or the negative thereof or other variations thereon or similar terminology. Among other items, these statements relate to expectations of the business environment in which Digi operates, projections of future performance, including but not limited to expectations regarding the Company's profitability and net cash position, inventory levels, supply chain normalization, perceived marketplace opportunities, debt repayments, attributions of potential acquisitions and statements regarding our mission and vision. Such statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions. Among others, these include risks related to our ability to realize synergies and operating benefits from acquisitions, like our recent acquisition of Jolt completed in August 2025, ongoing and varying inflationary and deflationary pressures around the world and the monetary and trade policies of governments globally as well as present and ongoing concerns about a potential recession, the potential for longer than expected sales cycles, the ability of companies like us to operate a global business in such conditions as well as negative effects on product demand and the financial solvency of customers and suppliers in such conditions, risks related to ongoing supply chain challenges that continue to impact businesses globally, regulatory risks that include, but are not limited to, the potential expansion of tariffs and potential changes to regulations impacting the functionality or compliance of our products, risks related to cybersecurity, data breaches and data privacy, risks arising from military conflicts such as those in Ukraine and the Middle East, the highly competitive market in which we operate, rapid changes in technologies that may displace products sold by us, declining prices of networking products, our reliance on distributors and other third parties to sell our products, the potential for significant purchase orders to be canceled or changed, delays in product development efforts, uncertainty in user acceptance of our products, the ability to integrate our products and services with those of other parties in a commercially accepted manner, potential liabilities that can arise if any of our products have design or manufacturing defects, our ability to integrate and realize the expected benefits of acquisitions, our ability to defend or settle satisfactorily any litigation, the impact of natural disasters and other events beyond our control that could negatively impact our supply chain and customers, potential unintended consequences associated with restructuring, reorganizations or other similar business initiatives that may impact our ability to retain important employees or otherwise impact our operations in unintended and adverse ways, and changes in our level of revenue or profitability which can fluctuate for many reasons beyond our control.

These and other risks, uncertainties and assumptions identified from time to time in our filings with the United States Securities and Exchange Commission, including without limitation, those set forth in Item 1A, Risk Factors, of this Annual Report on Form 10-K, subsequent filings on Form 10-Q and other filings, could cause our actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf. Many of such factors are beyond our ability to control or predict. These forward-looking statements speak only as of the date for which they are made. Except to the extent required by law, we do not undertake, and expressly disclaim any intent or obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

We are a leading global provider of business and mission-critical IoT connectivity products, services and solutions. Our business is comprised of two reporting segments: IoT Products & Services and IoT Solutions.

In fiscal 2025, our key operating objectives included:

- continuing to transition to complete solutions with software and service offerings included with our products, as this drives ARR, which provides more predictable and higher margin revenues; and

- delivering a higher level of services across our businesses.

During fiscal 2025 we delivered on these objectives by increasing ARR by 31% from the end of fiscal 2024 to the end of fiscal 2025. This included an increase of 33% in our Products and Services business segment and 30% in our Solutions business segment. Our acquisition of Jolt completed in August 2025 was a significant contributor to this increase.

We utilize many financial, operational, and other metrics to evaluate our financial condition and financial performance. Below we highlight the metrics for fiscal 2025 that we believe are most important in these evaluations, with comparisons to fiscal 2024:

- Consolidated revenue was $430 million, an increase of 1%.

- Consolidated gross profit was $271 million an increase of 8%.

- Consolidated gross profit margin was 62.9%, an increase of 400 basis points.

- Consolidated operating income was $56 million an increase of 17%.

- Consolidated operating margin was 13.1%, an increase of 180 basis points.

- Net income was $41 million, an increase of 81%.

- Net income per diluted share was $1.08, an increase of 77%.

- Adjusted net income was $79 million, an increase of 8%.

- Adjusted net income per diluted share was $2.10, an increase of 6%.

- Adjusted EBITDA was $108 million, or 25.2% of revenue, compared to $98 million or 23.1% of revenue, an increase of 11%.

- ARR was over $152 million at the end of the fiscal year, an increase of 31%.

Key trends regarding our existing business

We believe the following trends will continue to impact our business in fiscal 2026 and beyond:

- We believe the market for Industrial IoT products and services is in the midst of a long-term expansion across a broad range of industries and solutions.

- As recurring revenue from subscription and cloud monitoring services becomes a greater portion of our overall revenue, delivering at higher operating margins rates than one-time revenue, we expect operating margin rates to expand.

- Technology infrastructure necessary to support the deployment of artificial intelligence and other innovations has seen a significant increase in spending on datacenters and other related infrastructure and we have been and expect to be a beneficiary of this ongoing trend.

In addition to the above trends, there are a number of macro circumstances globally that we continue to monitor for potential impacts on our business. These include evolving international trade policies, global economic conditions, and political tensions that may have the potential to disrupt our business or those of our vendors or customers.

Tariffs imposed by various governments globally have the potential to disrupt existing supply chains and impose additional costs on our business. For instance, escalations in the trade conflict with China could lead to export restrictions on critical components and technologies and higher tariffs that , if implemented, could impact our supply chain and product costs.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Monetary and fiscal policies continue to fluctuate globally in response to inflationary and deflationary pressures. These situations could all lead to potential adverse impacts on a wide range of businesses and could affect the businesses of our vendors and customers in ways that could harm our business. Due to the war in Ukraine, sanctions remain imposed on trade with Russia and Belarus which has the potential to disrupt the supply of raw materials needed to make components. Political tensions between China and other nations have intensified, which could lead to similar issues. Additionally, while a ceasefire agreement recently eased some geopolitical risk in the Middle East, the region remains volatile, which could all lead to disruptions in shipping routes and elevated oil prices that could impact our transportation costs.

CONSOLIDATED RESULTS OF OPERATIONS

The following table sets forth selected information derived from our consolidated statements of operations:

($ in thousands)		Year ended September 30,				% incr. (decr.)
		2025		2024		
Revenue	$	430,221	100.0 % $	424,046	100.0 %	1.5 %
Cost of sales		159,544	37.1	174,140	41.1	(8.4)
Gross profit		270,677	62.9	249,906	58.9	8.3
Operating expenses		214,387	49.8	201,817	47.6	6.2
Operating income		56,290	13.1	48,089	11.3	17.1
Other expense, net		(6,373)	(1.5)	(25,231)	(5.9)	(74.7)
Income before income taxes		49,917	11.6	22,858	5.4	118.4
Income tax expense		9,113	2.1	353	0.1	NM
Net income	$	40,804	9.5 % $	22,505	5.3 %	81.3

NM means not meaningful

REVENUE BY SEGMENT

($ in thousands)		Year ended September 30,				% Increase (decrease)
		2025		2024		
Revenue						
IoT Products & Services	$	317,883	73.9 % $	324,444	76.5 %	(2.0)
IoT Solutions		112,338	26.1	99,602	23.5	12.8
Total revenue	$	430,221	100.0 % $	424,046	100.0 %	1.5

IoT Products & Services
IoT Products & Services revenue decreased 2.0% for fiscal 2025, as compared to fiscal 2024. The decrease consisted of a $11.5 million decline in one-time sales, with no material impact from pricing. This was driven by lower demand for some products,in part attributable to some customers reducing inventory stockpiled from when supply chains were stressed. This decrease was partially offset by increased demand for some products from new project-based customer initiatives, including among others, significant demand from data center build outs. The decrease also was partially offset by $4.9 million of recurring revenue growth across our offerings.

IoT Solutions
IoT Solutions revenue increased 12.8% for fiscal 2025, as compared to fiscal 2024. The increase consisted of a $11.2 million increase in recurring revenue, driven by growth in both SmartSense® and Ventus and the addition of Jolt. There was also a $1.5 million increase in one-time sales driven by growth in both SmartSense and Ventus and the addition of Jolt.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ARR

ARR was $152 million as of September 30, 2025, compared to $116 million as of September 30, 2024. IoT Products & Services ARR was $32 million as of September 30, 2025, compared to $24 million as of September 30, 2024. This increase was due to growth in the subscription base across remote management platforms and extended warranty offerings, as attach rates increased. IoT Solutions ARR was $120 million as of September 30, 2025, compared to $92 million as of September 30, 2024, driven primarily by the acquisition of Jolt, as well as growth in both SmartSense and Ventus.

COST OF GOODS SOLD AND GROSS PROFIT

($ in thousands)	Year ended September 30,				% Increase (decrease)
	2025		2024		
Cost of sales	$ 159,544	37.1 %	$ 174,140	41.1 %	(8.4)
Gross profit	270,677	62.9 %	249,906	58.9 %	8.3

Gross profit margin of 62.9% increased 400 basis points for fiscal 2025 as compared to the prior fiscal year. This increase was the result of favorable margin mix within product sales and a higher proportion of volume from recurring revenue, which has a higher margin.

OPERATING EXPENSES

Below are our operating expenses and operating expenses as a percentage of total revenue:

($ in thousands)	Year ended September 30,				$ increase (decrease)	% Increase (decrease)
	2025		2024			
Operating Expenses						
Sales and marketing	$ 91,834	21.3 %	$ 83,278	19.7 %	$ 8,556	10.3 %
Research and development	63,659	14.8	60,289	14.2	3,370	5.6
General and administrative	58,894	13.7	58,250	13.7	644	1.1
Total operating expenses	$214,387	49.8 %	$201,817	47.6 %	$ 12,570	6.2 %

The $12.6 million increase in operating expenses in fiscal 2025 from fiscal 2024 was due to a $11.8 million increase in labor expense, a $4.6 million increase in non-labor expense and a $1.9 million decrease in gains on the sale of intangible assets, partially offset by a $5.7 million litigation reserve increase in fiscal 2024 that did not reoccur. These variances include the incremental operating expenses from the Jolt acquisition.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OPERATING INCOME

($ in thousands)	Year ended September 30,						Basis point increase (decrease)
	2025			2024			
Operating Income							
IoT Products & Services	$	46,918	14.8 %	$	46,482	14.3 %	50
IoT Solutions		9,372	8.3 %		1,607	1.6 %	670
Total operating income	$	56,290	13.1 %	$	48,089	11.3 %	180

IoT Products & Services

IoT Products & Services operating income increased 50 basis points for fiscal 2025, as compared to fiscal 2024. This increase was the result of favorable margin mix partially offset by an increase in operating expenses and increased inventory-related expenses.

IoT Solutions

IoT Solutions operating income increased 670 basis points for fiscal 2025, as compared to fiscal 2024. This increase was the result of favorable margin mix and a $5.7 million decrease in litigation reserves partially offset by increases in other operating expenses.

OTHER EXPENSE, NET

($ in thousands)	Year ended September 30,						$ increase (decrease)	% Increase (decrease)
	2025			2024				
Other expense, net								
Interest expense, net	$	(6,319)	(1.5)%	$	(15,415)	(3.7)%	$ 9,096	(59.0)%
Debt issuance cost write off		—	—		(9,722)	(2.3)	9,722	(100.0)
Other expense, net		(54)	—		(94)	—	40	(42.6)
Total other expense, net	$	(6,373)	(1.5)%	$	(25,231)	(6.0)%	$ 18,858	(74.7)%

The $18.9 million decrease in other expense in fiscal 2025 from fiscal 2024 was driven by a write-off of debt issuance costs in 2024 and a reduction in interest expense due to a decrease in average debt outstanding and our effective interest rate (see Note 6 to the condensed consolidated financial statements for additional information).

INCOME TAXES

Our effective income tax expense (benefit) rates were 18.3%, 1.5% and 0.6% for fiscal 2025, 2024 and 2023, respectively. The increase from fiscal 2024 to 2025 was a result of an increase in pre-tax earnings, on-time tax effects of the Jolt acquisition completed in the fourth fiscal quarter of 2025 and a change in the tax credits estimate. Our effective tax rate will vary based on a variety of factors. These include our overall profitability, the geographical mix of income before taxes and related statutory tax rate in each jurisdiction, and discrete events, such as settlement of audits (see Note 10 to our consolidated financial statements).

KEY BUSINESS METRICS

ARR, represents the annualized monthly value of all billable subscription contracts, measured at the end of any fiscal period. Subscriptions primarily include contracts for term-based equipment usage, the delivery of data insights, extended warranty coverage or customer service coverage. ARR excludes one-time items such as non-bundled hardware sales, professional services and wireless design services. Contracts with known, future expiration dates are included in ARR through their expiration date as long as collection is deemed likely. ARR should be viewed independently of revenue and deferred revenue and is not intended to replace or forecast either item. We use ARR to manage and assess the growth of our subscription revenue business. Because ARR does not have a consistent definition, it is unlikely to be compared to the similarly titled measurements of other companies. We believe ARR is an indicator of the scale of our subscription revenue business and is less subject to seasonality and contract term changes than other metrics.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

NON-GAAP FINANCIAL INFORMATION

This report includes adjusted net income, adjusted net income per diluted share and adjusted earnings before interest, taxes and amortization ("Adjusted EBITDA"), each of which is a non-GAAP financial measure.

Non-GAAP measures are not substitutes for GAAP measures for the purpose of analyzing financial performance. The disclosure of these measures does not reflect all charges and gains that actually were recognized by Digi. These non-GAAP measures are not in accordance with, or, an alternative for measures prepared in accordance with GAAP and may be different from non-GAAP measures used by other companies or presented by us in prior reports. In addition, these non-GAAP measures are not based on any comprehensive set of accounting rules or principles. We believe that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP. We believe these measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures. Additionally, Adjusted EBITDA does not reflect our cash expenditures, the cash requirements for the replacement of depreciated and amortized assets, or changes in or cash requirements for our working capital needs.

We believe that providing historical and adjusted net income and adjusted net income per diluted share, respectively, exclusive of such items as reversals of tax reserves, discrete tax benefits, restructuring charges and reversals, intangible amortization, stock-based compensation expense, other non-operating income/expense, adjustments to estimates of contingent consideration, acquisition-related expenses and interest expense related to acquisition permits investors to compare results with prior periods that did not include these items. Management uses the aforementioned non-GAAP measures to monitor and evaluate ongoing operating results and trends and to gain an understanding of our comparative operating performance. In addition, certain of our stockholders have expressed an interest in seeing financial performance measures exclusive of the impact of these matters, which while important, are not central to the core operations of our business. Management believes that Adjusted EBITDA, defined as EBITDA adjusted for stock-based compensation expense, acquisition-related expenses, restructuring charges and reversals and changes in fair value of contingent consideration is useful to investors to evaluate our core operating results and financial performance because it excludes items that are significant non-cash or non-recurring expenses reflected in the consolidated statements of operations. We believe that the presentation of Adjusted EBITDA as a percentage of revenue is useful because it provides a reliable and consistent approach to measuring our performance from year to year and in assessing our performance against that of other companies. We believe this information helps compare operating results and corporate performance exclusive of the impact of our capital structure and the method by which assets were acquired.

Below are reconciliations from GAAP to Non-GAAP information that we believe is important to our business:


Reconciliation of Net Income to Adjusted EBITDA
(In thousands)


	Year ended September 30,			
	2025		2024	
		% of total revenue		% of total revenue
Total revenue	$430,221	100.0 %	$424,046	100.0 %
Net income	40,804	9.5 %	$ 22,505	5.3 %
Interest expense, net	6,319		15,415	
Debt issuance cost write off	—		9,722	
Income tax expense	9,113		353	
Depreciation and amortization	33,976		33,064	
Stock-based compensation expense	15,363		13,159	
Litigation accrual	—		5,700	
Changes in fair value of contingent consideration	(181)		(2,111)	
Restructuring charge	774		430	
Acquisition expense, net	2,251		(127)	
Adjusted EBITDA	$108,419	25.2 %	$ 98,110	23.1 %

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Reconciliation of Net Income and Net Income per Diluted Share to
Adjusted Net Income and Adjusted Net Income per Diluted Share
(In thousands, except per share amounts)


	Year ended September 30,			
	2025		2024	
Net income and net income per diluted share	$ 40,804	$ 1.08	$ 22,505	$ 0.61
Amortization	22,141	0.59	24,552	0.66
Stock-based compensation expense	15,363	0.41	13,159	0.36
Other non-operating expense, net	54	—	94	—
Acquisition expense, net	2,251	0.06	(127)	—
Litigation accrual	—	—	5,700	0.15
Changes in fair value of contingent consideration	(181)	—	(2,111)	(0.06)
Restructuring charge	774	0.02	430	0.01
Interest expense, net	6,319	0.17	15,415	0.42
Debt issuance cost write off	—	—	9,722	0.26
Tax effect from above net income adjustments [1]	(8,160)	(0.23)	(17,005)	(0.45)
Discrete tax expenses [2]	(121)	—	1,212	0.03
Adjusted net income and adjusted net income per diluted share [3]	$ 79,244	$ 2.10	$ 73,546	$ 1.99
Diluted weighted average common shares		37,739		36,984

(1) The tax effect from the above adjustments assumes an estimated effective tax rate of 18.0% for fiscal 2025 and 2024 based on adjusted net income.

(2) For the twelve months ended September 30, 2025 and September 30, 2024, discrete tax benefits include excess tax benefits recognized on stock compensation and expiring statute of limitations.

(3) Adjusted net income per diluted share may not add due to the use of rounded numbers.

LIQUIDITY AND CAPITAL RESOURCES

Historically we have financed our operations and capital expenditures principally with funds generated from operations. In fiscal 2022 we issued debt to fund our acquisition of Ventus. Our liquidity requirements arise from our working capital needs, and to a lesser extent, our need to fund capital expenditures to support our current operations and facilitate growth and expansion.

On December 7, 2023, we entered into a credit agreement. The Credit Agreement provides Digi with a $250 million senior secured revolving credit facility, with an uncommitted accordion feature that provides for additional borrowing capacity of up to the greater of $95 million or one hundred percent of trailing twelve month adjusted earnings before interest, taxes, depreciation, and amortization. The Credit Facility also contains a $10 million letter of credit sublimit and $10 million swingline sub-facility. Digi used the proceeds to retire the remaining balance of the prior credit agreement and may use the proceeds in the future for general corporate purposes. For additional information regarding the terms of our Credit Facility, including the Revolving Loan and its subfacilities, see Note 6 to our condensed consolidated financial statements.

We expect positive cash flows from operations. We believe that our current cash and cash equivalents balances, cash generated from operations and our ability to borrow under our credit facility will be sufficient to fund our business operations and capital expenditures for the next twelve months and beyond.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As follows, our consolidated statements of cash flows for the years ended September 30, 2025 and 2024 is summarized:

($ in thousands)	Year ended September 30,	
	2025	2024
Operating activities	$ 107,959	$ 83,092
Investing activities	(148,332)	3
Financing activities	34,624	(89,048)
Effect of exchange rate changes on cash and cash equivalents	141	1,770
Net decrease in cash and cash equivalents	$ (5,608)	$ (4,183)

Cash flows from operating activities increased $24.9 million as a result of:

- a $18.3 million increase in net income in fiscal 2025,
- a $24.2 million increase in net operating assets for fiscal 2025 compared to a $11.7 million increase in fiscal 2024,
- a $5.1 million increase in deferred income tax benefits,
- a $2.2 million increase in stock-based compensation,
- and a $2.2 million increase in gains from the sale of assets in fiscal 2024.

These increases were partially offset by:

- a $9.7 million debt issuance cost write-off included in net income in fiscal 2024 and
- a $5.7 million litigation accrual included in net income in fiscal 2024.

Cash flows used in investing activities decreased $148.3 million as a result of:

- $145.7 million used in the acquisition of Jolt, net of the $2.8 million cash assumed,
- a $2.2 million decrease in proceeds from the sale of property, equipment, improvements and certain other intangible assets
- and a $0.4 million increase in purchases of property, equipment, improvements and certain other intangible assets.

Cash flows from financing activities increased $123.7 million as a result of:

- debt payments of $114.3 million in the fiscal 2025, compared to debt payments of $304.7 million in fiscal 2024
- and a $0.5 million increase in proceeds from stock option exercises and employee stock purchase plan transactions.

These were partially offset by:

- net proceeds of $214.1 million from the issuance of a new credit facility in the first quarter of fiscal 2024 compared to $150.0 million from a draw on the credit facility in the fourth quarter of 2025,
- and a $3.3 million increase in taxes paid to satisfy tax withholding obligations of holders of options to purchase common shares and restricted stock unit awards in connections with net share settlements.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CONTRACTUAL OBLIGATIONS

The following summarizes our contractual obligations at September 30, 2025:

			Payments due by fiscal period		
($ in thousands)	Total	Less than 1 year	1-3 years	3-5 years	Thereafter
Operating leases	$ 13,459	$ 3,741	$ 4,013	$ 3,720	$ 1,985
Revolving loan	160,000	—	—	160,000	—
Total	$ 173,459	$ 3,741	$ 4,013	$ 163,720	$ 1,985

The operating lease agreements included above primarily relate to office space. The table above does not include our possible payments for uncertain tax positions. Our reserve for uncertain tax positions, including accrued interest and penalties, was $4.3 million as of September 30, 2025. Due to the nature of the underlying liabilities and the extended time often needed to resolve income tax uncertainties, we cannot make reliable estimates of the amount or timing of future cash payments that may be required to settle these liabilities. The above table also does not include those obligations for royalties under license agreements as these royalties are calculated based on future sales of licensed products and we cannot make reliable estimates of the amount of cash payments.

FOREIGN CURRENCY

We are not exposed to a significant amount of foreign currency transaction risk associated with sales transactions as the majority of our sales are denominated in U.S. Dollars. We are exposed to foreign currency translation risk as the financial position and operating results of our foreign subsidiaries are translated into U.S. Dollars for consolidation. We manage our net asset or net liability position for non-functional currency accounts, primarily the U.S. Dollar accounts in our foreign locations to reduce our foreign currency risk. We have not implemented a formal hedging strategy.

During 2025, 2024 and 2023, we had approximately $88.3 million, $121.6 million and $121.1 million, respectively, of revenue related to foreign customers including export sales, of which $0.2 million, $0.4 million and $0.8 million, respectively, were denominated in foreign currencies, predominantly the Canadian Dollar. In future periods, we continue to expect that the majority of our sales will be in U.S. Dollar.

CRITICAL ACCOUNTING ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, the disclosure of contingent assets and liabilities and the values of purchased assets and assumed liabilities in acquisitions. We base our estimates on historical experience and various other assumptions that we believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

We believe the following critical accounting policies impact our more significant judgments and estimates used in the preparation of our consolidated financial statements.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

REVENUE RECOGNITION

We recognize hardware product revenue upon transfer of control of goods or services to customers in an amount that reflects the consideration we expect to receive in exchange for those goods or services. We determine the amount of revenue to be recognized through application of the following steps:

- identification of the contract, or contracts with a customer;

- identification of the performance obligations in the contract;

- determination of the transaction price;

- allocation of the transaction price to the performance obligations in the contract; and

- recognition of revenue when or as we satisfy the performance obligations.

Hardware Product Revenue and SmartSense by Digi Equipment Revenue and Associated Installation Fees

Our hardware product revenue is derived primarily from the sale of wired and wireless hardware products to our distributors and direct/original equipment manufacturer ("Direct/OEM") customers. Product revenue generally is recognized upon shipment of the product to a customer. Sales to authorized domestic distributors and Direct/OEM customers typically are made with certain rights of return and price adjustment provisions. Estimated reserves for future credit returns and pricing adjustments are established based on an analysis of historical patterns of credit returns and price adjustments compared to received credit returns and distribution sales for the current period. Estimated reserves for future credit returns and price adjustments are charged against revenue in the same period as the corresponding sales are recorded. Material differences between the historical trends used to determine estimated reserves and actual credit returns and pricing adjustments could result in a material change to our consolidated results of operations or financial position.

Equipment revenue from SmartSense by Digi within our IoT Solutions segment is recognized upon shipment of the equipment to a customer. Installation service charges from these sales are recorded when the product is installed.

Subscription and Support Services Revenue

Our SmartSense by Digi®, including Jolt, and Ventus subscription revenue is based on contracts with at least an annual term and is recorded on a monthly basis. These subscriptions are generally in a range from one to five years, and may contain an evergreen renewal provision. Generally, our subscription renewal charges per month are the same as the original contract term.

We also derive service revenue from our Digi Remote Manager, a platform-as-a-service ("PaaS") offering, whereby customers pay for services consumed based on the number of devices being managed or monitored. This revenue is recognized over the life of the service term and is included in our IoT Products & Services segment.

Digi Support Services revenues are recognized over the life of the support contract and included in our IoT Products & Services segment. Some of Digi Support Services revenue is one-time in nature for training and this revenue is recognized as the services are performed.

Professional Services Revenue

Professional services revenue is derived from our Digi Wireless Design Services contracts on either on a time-and-materials or a fixed-fee basis. These revenues are one-time in nature, are included in our IoT Products & Services segment and are recognized as the services are performed for time-and-materials contracts or as invoiced for fixed-fee contracts.

Contracts with Multiple Performance Obligations

From time to time we have contracts from customers with multiple performance obligations. Our hardware products may be combined with our Digi Remote Manager PaaS offering as well as other support services in an individual contract. Our SmartSense by Digi and Jolt revenues typically are derived from contracts with multiple performance obligations. These obligations may include: delivery of monitoring equipment that the customer purchases out-right, monitoring services, providing condition alerts of assets being monitored, and recertification of sensor equipment. When we retain ownership of the equipment, we charge an implementation fee to the customer so they can begin using the equipment. In these instances, all revenue derived from the above obligations is recognized over the subscription term of the contract. If the customer purchases the equipment out-right, that portion of the revenue is recognized at the stand-alone selling price at the time the equipment is

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

shipped and all other revenue is recognized over the subscription term of the contract. We have made an accounting policy election to exclude from the measurement of our revenues any sales or similar taxes we collect from customers.

INVENTORIES

Inventories are stated at the lower of cost or net realizable value, with cost determined using the first-in, first-out method. We reduce the carrying value of our inventories for estimated excess and obsolete inventories equal to the difference between the cost of inventory and its estimated realizable value based upon assumptions about future product demand and market conditions. These estimates are subject to uncertainty and involve the use of historical data and future market expectations. Once the new cost basis is established, the value is not increased with any changes in circumstances that would indicate an increase in value after the re-measurement. If actual product demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required that could result in a material change to our consolidated results of operations or financial position.

GOODWILL

Goodwill represents the excess of cost over the fair value of identifiable assets acquired. Goodwill is tested for impairment on an annual basis as of June 30, or more frequently if events or circumstances occur which could indicate impairment. For our quantitative goodwill impairment tests, we determine the estimated fair value of each reporting unit and compare it to the carrying value of the reporting unit, including goodwill. If the carrying amount of a reporting unit is higher than its estimated fair value, an impairment loss must be recognized for the excess. We have two reportable segments, our IoT Products & Services segment and our IoT Solutions segment (see Note 4 to the consolidated financial statements). Each of our two reporting units have been tested individually for impairment.

The fair value of each reporting unit is determined using a weighted combination of an income and market approach. A discounted cash flow ("DCF") method is utilized for the income approach. In developing the DCF analysis, our assumptions about future revenues, expenses, capital expenditures, and changes in working capital are based on management's projections, and assume a terminal growth rate thereafter. A separate discount rate is determined for each reporting unit and these cash flows are then discounted to determine the fair value of the reporting unit. The market approach determines a value derived from the guideline company method. This market approach method estimates the price reasonably expected to be realized from the sale of the reporting unit based on comparable companies.

Assumptions and estimates to determine fair values under the income and market approaches are complex and often subjective. They can be affected by a variety of factors. These include external factors such as industry and economic trends. They also include internal factors such as changes in our business strategy and our internal forecasts. We believe we made a reasonable estimate with the assumptions used to calculate the fair values of our two reporting segments. Changes in circumstances or a potential event could negatively affect the estimated fair values. We will continue to monitor potential impacts to our assumptions, as any changes could potentially affect our cash flows and market capitalization. If our future operating results do not meet current forecasts or if we experience a sustained decline in our market capitalization that is determined to be indicative of a reduction in fair value of one or more of our reporting units, we may be required to record future impairment charges for goodwill.

Results of our Fiscal 2025 Annual Impairment Test

As of June 30, 2025, we had a total of $175.5 million of goodwill for the IoT Products & Services reporting unit and $167.6 million of goodwill for the IoT Solutions reporting unit. At June 30, 2025, the fair value of goodwill exceeded the carrying value for each reporting units and no impairment was recorded.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BUSINESS COMBINATIONS

Our acquisitions are accounted for under ASC ("Accounting Standards Codification") 805, Business Combinations. Accordingly, the assets and liabilities of acquired companies are included in the Consolidated Balance Sheets from the acquisition date, adjusted to reflect their fair value. Intangible assets are measured and recognized at fair value and amortized over their estimated useful lives.

Customer relationships are valued using the multi-period excess earnings method. The multi-period excess earnings method estimates the discounted net earnings attributable to the customer relationships that were acquired after considering items such as possible customer attrition. Estimated useful lives were determined based on the length and trend of projected cash flows. The length of the projected cash flow period was determined based on the expected attrition of the customer relationships, which is based on our historical experience and future expectations for renewing and extending similar customer relationships.

Technology and trade names are valued using the relief from royalty method to estimate the cost savings that will accrue to the Company, which would otherwise have to pay royalties or license fees on revenue earned by using the asset. The useful lives of the assets were determined based on management's estimate of the period of time the technology or name will be in use.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK

We may be exposed to interest rate risk should we decide to invest in marketable securities. When we held marketable securities, we classified them as available-for-sale and they were carried at fair value. Our investments historically consisted of money market funds, certificates of deposit, commercial paper, corporate bonds and government municipal bonds. Our investment policy specifies the types of eligible investments and minimum credit quality of our investments, as well as diversification and concentration limits which mitigate our risk. We do not use derivative financial instruments to hedge against interest rate risk because the majority of our investments mature in less than one year.

We are exposed to market risks related to fluctuations in interest rates on amounts borrowed under the Credit Facility. As of September 30, 2025, we had $160.0 million outstanding under our Credit Facility. Borrowings under the Credit Facility bear interest at a rate per annum equal to Term SOFR with a floor of 0.00% for an interest period of one, three, or six months as selected by Digi, reset at the end of the selected interest period (or a replacement benchmark rate if Term SOFR is no longer available) plus the applicable margin or a base rate plus the applicable margin. The base rate is determined by reference to the highest of BMO's prime rate, the rate determined by BMO to be the average rate of Federal funds in the secondary market plus 0.50%, or one-month SOFR plus 1.00%. The applicable margin for loans under the Credit Facility is in a range of 1.75% to 2.75% for Term SOFR loans and 0.75% to 1.75% for base rate loans, depending on Digi's total net leverage ratio. Based on the balance sheet position for both the Revolving Loan at September 30, 2025, the annualized effect of a 25-basis point change in interest rates would increase or decrease our interest expense by $0.4 million. For additional information, see Note 6 to our consolidated financial statements. For our Credit Facility, interest rate changes generally do not affect the fair value of the debt instruments, but do impact future earnings and cash flows, assuming other factors are held constant. If interest rates remain elevated, we will continue to see interest expenses that are higher than historical amounts.

FOREIGN CURRENCY RISK

We are exposed to foreign currency transaction risk associated with certain sales being denominated in Canadian Dollars and in certain cases, transactions in U.S. Dollars in our foreign entities. We are also exposed to foreign currency translation risk as the financial position and operating results of our foreign subsidiaries are translated into U.S. Dollars for consolidation. We manage our net asset or net liability position for non-functional currency accounts, primarily the U.S. dollar accounts in our foreign locations to reduce our foreign currency risk. In addition, as foreign currency rates fluctuate, we may from time to time, adjust the prices of our products, services and subscriptions. We have not implemented a formal hedging strategy.

The table below compares the average monthly exchange rates of the Euro, British Pound Canadian Dollar and Australian Dollar:

| | Fiscal year ended September 30, | | % increase |
	2025	2024	(decrease)
Euro	1.0580	1.1111	(4.8)%
British Pound	1.3061	1.3221	(1.2)%
Canadian Dollar	0.7149	0.7381	(3.1)%
Australian Dollar	0.6437	0.6773	(5.0)%

A 10.0% change from the 2025 average exchange rate for the Euro, British Pound, Canadian Dollar and Australian Dollar to the U.S. Dollar would have resulted in an immaterial increase or decrease in fiscal 2025 annual revenue and a 0.9% increase or decrease in stockholders' equity at September 30, 2025. The above analysis does not take into consideration any pricing adjustments we may make in response to changes in the exchange rates.

CREDIT RISK

We have some exposure to credit risk related to our accounts receivable portfolio. Exposure to credit risk is controlled through regular monitoring of customer financial status, credit limits and collaboration with sales management on customer contacts to facilitate payment.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Digi International Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Digi International Inc. and subsidiaries (the "Company") as of September 30, 2025 and 2024, the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows, for each of the three years in the period ended September 30, 2025, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of September 30, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 21, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill — IoT Solutions — Refer to Notes 1 and 3 to the financial statements

Critical Audit Matter Description

The Company's evaluation of goodwill for impairment involves the comparison of the fair value of each reporting unit to its carrying value. The Company used a combination of the income approach and market approach to estimate fair value, which requires management to make significant estimates and assumptions, specifically related to discount rate and forecasts of future revenue growth rates, gross margins and earnings before income taxes, depreciation, and amortization ("EBITDA") margins used in the income approach. Changes in these assumptions could have a significant impact on the fair value. The goodwill balance was $343.1 million as of June 30, 2025, of which $167.6 million was allocated to the IoT Solutions reporting unit.

We identified goodwill for the IoT Solutions reporting unit as a critical audit matter because of the significant judgments made by management to estimate the fair value of this reporting unit. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists, when performing audit procedures to evaluate the reasonableness of management's estimates and assumptions related to selection of the discount rate and forecasts of future revenue growth rates, gross margins, EBITDA margins within the IoT Solutions reporting unit.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the discount rate and forecasts of revenue growth rates, future gross margins, and EBITDA margins within the IoT Solutions reporting unit used by management to estimate the fair value of the reporting unit included the following, among others:

- We tested the effectiveness of controls over management's goodwill impairment evaluation, including those over the determination of the fair value of the IoT Solutions reporting unit, such as controls related to management's selection of the discount rate and forecasts of revenue growth rates, gross margins, and EBITDA margins within the IoT Solutions reporting unit.

- We evaluated management's ability to accurately forecast the revenue growth rates, gross margins and EBITDA margins by comparing actual results to management's historical forecasts.

- We evaluated the reasonableness of management's revenue growth rates, gross margin and EBITDA margin forecasts by comparing the forecasts to:

  ◦ Historical revenue growth rates, gross margins and EBITDA margins.

  ◦ Forecasted information included in Company press releases as well as in industry reports for the Company and certain of its peer companies.

- With the assistance of our fair value specialists, we evaluated the reasonableness of the (1) valuation methodology and (2) discount rate by:

  ◦ Testing the source information underlying the determination of the discount rate and the mathematical accuracy of the calculations.

  ◦ Developing a range of independent estimates and comparing those to the discount rate selected by management.

Acquisitions – Jolt Software, Inc. – Customer Relationship Intangible Asset – Refer to Note 1 and Note 2 to the financial statements

Critical Audit Matter Description

The Company completed the acquisition of Jolt Software, Inc. ("Jolt") for $148.5 million on August 18, 2025. The Company accounted for the acquisition under the acquisition method of accounting for business combinations. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values, including a customer relationship intangible asset of $99 million. Management estimated the fair value of the customer relationship intangible asset using the multi-period excess earnings method, which is a specific discounted cash flow method. The fair value determination of the intangible asset required management to make significant estimates and assumptions related to the selection of the discount rate and attrition rate, and the determination of future cash flows including revenue growth rates and EBITDA margins.

We identified the fair value determination of the customer relationship intangible asset of Jolt as a critical audit matter because of the significant estimates and assumptions management made to determine the fair value of this asset. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists, when performing audit procedures to evaluate the reasonableness of this asset. Specific assumptions that required a high degree of judgment included the selection of the discount rate and attrition rate, and the determination of future cash flows including revenue growth rates and EBITDA margins.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the selection of the discount rate and attrition rate, and the determination of future cash flows including revenue growth rates and EBITDA margins included the following, among others:

- We tested the effectiveness of controls over the valuation of the customer relationship, including management's controls over the selection of the discount rate and attrition rate, and the determination of future cash flows including revenue growth rates and EBITDA margins.

- With the assistance of our fair value specialists, we evaluated the reasonableness of the valuation methodologies, attrition rate and discount rate by:

    ◦ Testing the source information underlying the determination of the attrition rate and discount rate and testing the mathematical accuracy of the calculations.

    ◦ Obtaining an understanding of the methodology used in determining the fair value of customer relationship and determining whether the methodology is acceptable in accordance with applicable accounting and valuation standards.

    ◦ Developing a range of independent estimates and comparing those to the discount rate selected by management.

- We tested management's determination of future cash flows including revenue growth rates and EBITDA margins by comparing the forecasts to:

    ◦ Historical revenue growth rates and EBITDA margins of Jolt.

    ◦ Forecasted information included in industry reports for the Company and certain of its peer companies.

- We evaluated whether the estimated future cash flows were consistent with evidence obtained in other areas of the audit.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota
November 21, 2025

We have served as the Company's auditor since 2022.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA (CONTINUED)

DIGI INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

		Year ended September 30,				
		2025		2024		2023
		(in thousands, except per common share data)				
Revenue:						
Product	$	296,584	$	304,540	$	331,162
Service		133,637		119,506		113,687
Total revenue		430,221		424,046		444,849
Cost of sales:						
Cost of product		128,028		144,790		161,451
Cost of service		27,583		25,537		27,233
Amortization		3,933		3,813		3,962
Total cost of sales		159,544		174,140		192,646
Gross profit		270,677		249,906		252,203
Operating expenses:						
Sales and marketing		91,834		83,278		81,681
Research and development		63,659		60,289		58,648
General and administrative		58,894		58,250		61,779
Total operating expenses		214,387		201,817		202,108
Operating income		56,290		48,089		50,095
Other expense, net:						
Interest expense, net		(6,319)		(15,415)		(25,236)
Debt issuance cost write off		—		(9,722)		—
Other (expense) income, net		(54)		(94)		59
Total other expense, net		(6,373)		(25,231)		(25,177)
Income before income taxes		49,917		22,858		24,918
Income tax expense		9,113		353		148
Net income	$	40,804	$	22,505	$	24,770
Net income per common share:						
Basic	$	1.10	$	0.62	$	0.69
Diluted net income per common share:						
Diluted	$	1.08	$	0.61	$	0.67
Weighted average common shares:						
Basic		36,959		36,316		35,820
Diluted		37,739		36,984		36,869

The accompanying notes are an integral part of the consolidated financial statements.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA (CONTINUED)

DIGI INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended September 30,					
		2025		2024		2023
		(in thousands)				
Net income	$	40,804	$	22,505	$	24,770
Other comprehensive (loss) income, net of tax:						
Foreign currency translation adjustment		(50)		3,267		(957)
Other comprehensive (loss) income, net of tax		(50)		3,267		(957)
Comprehensive income	$	40,754	$	25,772	$	23,813

The accompanying notes are an integral part of the consolidated financial statements.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA (CONTINUED)

DIGI INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS

	As of September 30,	
	2025	2024
	(in thousands, except share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 21,902	$ 27,510
Accounts receivable, net	63,453	69,640
Inventories	38,911	53,357
Income taxes receivable	1,875	173
Prepaid expenses and other current assets	4,558	3,767
Total current assets	130,699	154,447
Property, equipment and improvements, net	34,022	34,915
Identifiable intangible assets, net	350,688	252,909
Goodwill	392,872	342,774
Deferred tax assets	5,131	16,141
Operating lease right-of-use assets	8,430	10,207
Other non-current assets	804	3,682
Total assets	$ 922,646	$ 815,075
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	35,871	23,759
Income taxes payable	522	2,549
Accrued compensation	16,261	13,995
Unearned revenue	40,671	30,556
Current portion of operating lease liabilities	3,361	2,973
Other current liabilities	11,124	15,505
Total current liabilities	107,810	89,337
Income taxes payable	3,261	2,749
Deferred tax liabilities	164	1,308
Long-term debt	159,152	123,185
Operating lease liabilities	8,671	11,228
Other non-current liabilities	7,511	6,233
Total liabilities	286,569	234,040
Commitments and Contingencies (see Note 13)		
Stockholders' equity:		
Preferred stock, $.01 par value; 2,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $.01 par value; 60,000,000 shares authorized; 43,641,997 and 42,996,725 shares issued	436	430
Additional paid-in capital	437,391	420,413
Retained earnings	288,154	247,350
Accumulated other comprehensive loss	(23,794)	(23,744)
Treasury stock, at cost, 6,471,074 and 6,449,364 shares	(66,110)	(63,414)
Total stockholders' equity	636,077	581,035
Total liabilities and stockholders' equity	$ 922,646	$ 815,075

The accompanying notes are an integral part of the consolidated financial statements.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA (CONTINUED)

DIGI INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended September 30,				
		2025		2024		2023
			(in thousands)			
Operating activities:						
Net income	$	40,804	$	22,505	$	24,770
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation of property, equipment and improvements		11,836		8,511		6,753
Amortization		22,409		25,106		27,203
Write-off of debt issuance costs		—		9,722		—
Stock-based compensation expense		15,363		13,159		13,286
Deferred income tax provision		(6,662)		(11,761)		(12,739)
Litigation accrual		—		5,700		—
Other, net		42		(1,540)		(806)
Changes in operating assets and liabilities (net of acquisitions):						
Accounts receivable		7,542		(13,641)		(5,558)
Inventories		8,228		8,786		(5,062)
Other assets		2,592		(107)		(1,214)
Income taxes		(3,294)		2,281		4,088
Accounts payable		9,615		6,448		(15,503)
Accrued expenses		(516)		7,923		1,533
Net cash provided by operating activities		107,959		83,092		36,751
Investing activities:						
Acquisition of businesses, net of cash acquired		(145,702)		—		—
Purchase of property, equipment, improvements and certain other intangible assets		(2,630)		(2,226)		(4,345)
Proceeds from sales of intangibles		—		2,229		—
Net cash (used in) provided by investing activities		(148,332)		3		(4,345)
Financing activities:						
Proceeds from long-term debt		150,000		214,062		—
Payments on long-term debt		(114,300)		(304,725)		(36,375)
Proceeds from stock option plan transactions		3,525		2,978		3,926
Proceeds from employee stock purchase plan transactions		2,285		2,206		2,263
Taxes paid for net share settlement of share-based payment awards		(6,886)		(3,569)		(4,314)
Net cash provided by (used in) financing activities		34,624		(89,048)		(34,500)
Effect of exchange rate changes on cash and cash equivalents		141		1,770		(1,113)
Net decrease in cash and cash equivalents		(5,608)		(4,183)		(3,207)
Cash and cash equivalents, beginning of period		27,510		31,693		34,900
Cash and cash equivalents, end of period	$	21,902	$	27,510	$	31,693
Supplemental disclosures of cash flow information:						
Interest paid	$	6,404	$	14,763	$	26,351
Income taxes paid, net	$	18,421	$	7,306	$	8,693
Supplemental schedule of non-cash investing and financing activities:						
Accrual for property, equipment, improvements and certain other intangibles assets	$	(793)	$	(164)	$	(277)
Transfer of inventory to property, equipment and improvements	$	(7,793)	$	(12,252)	$	(3,889)

The accompanying notes are an integral part of the consolidated financial statements.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA (CONTINUED)

DIGI INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands)

	Common Stock		Treasury Stock		Additional Paid-In	Retained	Accumulated Other Comprehensive	Total Stockholders'
	Shares	Par Value	Shares	Value	Capital	Earnings	(Loss) Income	Equity
Balance on September 30, 2022	41,950	$ 420	6,413	$ (58,172)	$ 385,244	$ 200,075	$ (26,054)	$ 501,513
Net income	—	—	—	—	—	24,770	—	24,770
Other comprehensive loss	—	—	—	—	—	—	(957)	(957)
Employee stock purchase issuances	—	—	(83)	787	1,476	—	—	2,263
Taxes paid for net share settlement of share-based payment awards	—	—	106	(4,121)	(193)	—	—	(4,314)
Issuance of stock under stock award plans	551	5	—	—	3,922	—	—	3,927
Stock-based compensation expense	—	—	—	—	13,286	—	—	13,286
Balance on September 30, 2023	42,501	425	6,436	(61,506)	403,735	224,845	(27,011)	540,488
Net income	—	—	—	—	—	22,505	—	22,505
Other comprehensive income	—	—	—	—	—	—	3,267	3,267
Employee stock purchase issuances	—	—	(102)	998	1,209	—	—	2,207
Taxes paid for net share settlement of share-based payment awards	—	—	115	(2,906)	(663)	—	—	(3,569)
Issuance of stock under stock award plans	496	5	—	—	2,973	—	—	2,978
Stock-based compensation expense	—	—	—	—	13,159	—	—	13,159
Balances, September 30, 2024	42,997	430	6,449	(63,414)	420,413	247,350	(23,744)	581,035
Net income	—	—	—	—	—	40,804	—	40,804
Other comprehensive loss	—	—	—	—	—	—	(50)	(50)
Employee stock purchase issuances	—	—	(92)	972	1,313	—	—	2,285
Taxes paid for net share settlement of share-based payment awards	—	—	114	(3,668)	(3,218)	—	—	(6,886)
Issuance of stock upon under stock award plans	645	6	—	—	3,520	—	—	3,526
Stock-based compensation expense	—	—	—	—	15,363	—	—	15,363
Balances, September 30, 2025	43,642	$ 436	6,471	$ (66,110)	$ 437,391	$ 288,154	$ (23,794)	$ 636,077

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Description

We are a leading global provider of business and mission-critical IoT connectivity products, services and solutions. We help our customers create next-generation connected products to deploy, monitor and manage critical communications infrastructures and compliance standards in demanding environments with high levels of security and reliability. We have two reportable segments: (i) IoT Products & Services; and (ii) IoT Solutions.

Principles of Consolidation

The consolidated financial statements include our accounts and the accounts of our wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Accounting Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ significantly from those estimates.

Cash and Cash Equivalents

Cash equivalents consist of money market accounts and other highly liquid investments purchased with an original maturity of three months or less. The carrying amounts approximate fair value due to the short maturities of these investments. We maintain our cash and cash equivalents in bank accounts which may exceed federally insured limits at times. We have not experienced any losses in these accounts.

Accounts Receivable

Accounts receivable are stated at the amount we expect to collect. This amount is net of an allowance for credit losses for estimated losses resulting from the inability of our customers to make required payments and a reserve for future credit returns and pricing adjustments. The following factors are considered when determining the collectability of specific customer accounts: customer creditworthiness, past transaction history with the customer, and changes in customer payment terms or practices. In addition, overall historical collection experience, current economic industry trends, and a review of the current status of trade accounts receivable are considered when determining the required allowance for credit losses. Based on our assessment, we provide for estimated uncollectible amounts through a charge to earnings and a credit to our allowance for credit losses. Balances that remain outstanding after we have used reasonable collection efforts are written off through a charge to the allowance for credit losses and a credit to accounts receivable. Estimated reserves for future credit returns and pricing adjustments are established based on an analysis of historical patterns of credit returns and price adjustments compared to received credit returns and distribution sales for the current period. Estimated reserves for future credit returns and price adjustments are charged against revenue in the same period as the corresponding sales are recorded.

The following table presents a reconciliation of the allowance for credit losses (in thousands):

	Year ended September 30,			
	2025		2024	
Balance at beginning of period	$	1,562	$	1,693
Additions		6,691		2,090
Uncollectible accounts charged to allowance, net of recoveries		(1,836)		(2,221)
Balance at end of period	$	6,417	$	1,562

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Inventories

Inventories are valued at the lower of cost or net realizable value using the first-in, first-out ("FIFO") method. Appropriate consideration is given to deterioration, obsolescence and other factors in evaluating net realizable value.

Property, Equipment and Improvements, Net

Property, equipment and improvements are carried at cost, net of accumulated depreciation. Depreciation is provided by charges to operations using the straight-line method over the estimated asset useful lives. Furniture and fixtures, purchased software and other equipment are depreciated over a period of three years to ten years. Building improvements and buildings are depreciated over ten years and 39 years, respectively. Leasehold improvements are depreciated over the shorter of the lease term or the estimated useful life of the asset. Long-lived assets to be held and used, such as property, equipment and improvements, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Expenditures for maintenance and repairs are charged to operations as incurred, while major renewals and betterments are capitalized. The assets and related accumulated depreciation accounts are adjusted for asset retirements and disposals with the resulting gain or loss included in operations.

Identifiable Intangible Assets

Purchased proven technology, license agreements, covenants not to compete and other identifiable intangible assets are recorded at fair value when acquired in a business acquisition, or at cost when not purchased in a business acquisition. All identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives of three years to 20.5 years. Useful lives for identifiable intangible assets are estimated at the time of acquisition based on the periods of time from which we expect to derive benefits from the identifiable intangible assets. Amortization of purchased and core technology is included in cost of sales in the Consolidated Statements of Operations. Amortization of all other acquired identifiable intangible assets is charged to operating expenses as a component of general and administrative expense or research and development.

Identifiable intangible assets are reviewed for impairment whenever events or circumstances indicate that undiscounted expected future cash flows are not sufficient to recover the carrying value amount. Impairment losses, if any, are recorded in the period the impairment is identified. There were no impairments identified in fiscal 2025, 2024 or 2023.

Goodwill

Goodwill represents the excess of cost over the fair value of identifiable assets acquired. Goodwill is quantitatively tested for impairment on an annual basis as of June 30, or more frequently if events or circumstances occur which could indicate impairment.

We have two reportable and operating segments: our IoT Products & Services segment and our IoT Solutions segment (see Note 4 to the consolidated financial statements). We have two reporting units that have been tested individually for impairment.

Our goodwill impairment tests as of June 30, 2025, June 30,2024 and June 30, 2023 indicated no impairment (see Note 3). During the fourth quarter of fiscal 2025, we assessed various qualitative factors to determine whether or not an additional goodwill impairment assessment was required as of September 30, 2025, and we concluded that no additional impairment assessment was required.

Warranties

In general, we warrant our hardware products to be free from defects in material and workmanship under normal use and service. The warranty periods generally range from one year to five years. We typically have the option to either repair or replace hardware products we deem defective with regard to material or workmanship. Estimated warranty costs are accrued in the period that the related revenue is recognized based upon an estimated average per unit repair or replacement cost applied to the estimated number of units under warranty. These estimates are based upon historical warranty incidents and are evaluated on an ongoing basis to ensure the adequacy of the warranty accrual.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

We also warrant our software or firmware incorporated into our products generally for a period of one year and offer to provide a bug fix or software patch within a reasonable period. We have not accrued specifically for this warranty and have not had claims specifically related to software or firmware. We are not responsible for, and do not warrant that, custom software versions, created by OEM customers based upon our software source code, will function in a particular way, will conform to any specifications or are fit for any particular purpose. Further, we do not indemnify these customers from any third-party liability as it relates to or arises from any customization or modifications made by the OEM customer.

Treasury Stock

We record treasury stock at cost. Treasury stock may be acquired from employees for tax withholding purposes related to vesting of restricted stock unit awards as part of our stock-based compensation program and issued pursuant to the Employee Stock Purchase Plan.

Revenue Recognition

We recognize hardware product revenue upon transfer of control of goods or services to customers in an amount that reflects the consideration we expect to receive in exchange for those goods or services.

We determine the amount of revenue to be recognized through application of the following steps:

- identification of the contract, or contracts with a customer;

- identification of the performance obligations in the contract;

- determination of the transaction price;

- allocation of the transaction price to the performance obligations in the contract; and

- recognition of revenue when or as we satisfy the performance obligations.

Hardware Product Revenue and SmartSense by Digi Equipment Revenue and Associated Installation Fees

Our hardware product revenue is derived primarily from the sale of wired and wireless hardware products to our distributors and OEM customers. Product revenue generally is recognized upon shipment of the product to a customer. Sales to authorized domestic distributors and OEM customers typically are made with certain rights of return and price adjustment provisions. Estimated reserves for future credit returns and pricing adjustments are established based on an analysis of historical patterns of credit returns and price adjustments compared to received credit returns and distribution sales for the current period. Estimated reserves for future credit returns and price adjustments are charged against revenue in the same period as the corresponding sales are recorded. Material differences between the historical trends used to determine estimated reserves and actual credit returns and pricing adjustments could result in a material change to our consolidated results of operations or financial position.

Equipment revenue from SmartSense by Digi, including Jolt, and Ventus within our IoT Solutions segment is recognized upon shipment of the equipment to a customer. Installation service charges from these sales are recorded when the product is installed.

Subscription and Support Services Revenue

Our SmartSense by Digi, including Jolt, and Ventus subscription revenue is recorded on a monthly basis. These subscriptions are generally in a range from one year to five years, and may contain an evergreen renewal provision. Generally, our subscription renewal charges per month are the same as the original contract term.

We derive service revenue from our platform-as-a-service ("PaaS") offerings, whereby customers pay for services consumed based on the number of devices managed or monitored per month. Depending on the billing method set forth in the contract, we invoice our customers monthly, quarterly or annually either in advance or in arrears. Revenue is recognized over the life of the service term as the customer simultaneously receives and consumes the services. Because these arrangements involve repetitive services that are substantially the same from one month to the next, we apply the guidance under ASC 606-10-25-15. We utilize a time-based output method to recognize revenue over time as this properly depicts our transfer of control to the customer. These revenues are included in our IoT Products & Services segment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Digi Support Services revenues are recognized over the life of the support contract and included in our IoT Products & Services segment. Some of Digi Support Services revenue is for training and this revenue is recognized as the services are performed.

Professional Services Revenue

Professional services revenue is derived from our Digi Wireless Design Services contracts on either on a time-and-materials or a fixed-fee basis. These revenues, which are included in our IoT Products & Services segment are recognized as the services are performed for time-and-materials contracts or as invoiced for fixed-fee contracts.

Contracts with Multiple Performance Obligations

Some of our contracts with customers in IoT Products and Services and, to a much lesser extent, in IoT Solutions include multiple performance obligations. In these contracts, each performance obligation is recognized at the amount of the allocated transaction price, which is determined based on each performance obligations standalone selling price ("SSP") for the distinct obligation. The best evidence of SSP is the observable price of a product or service when we sell the goods separately in similar circumstances and to similar customers. In instances where SSP is not directly observable, we estimate SSP using information that may include market conditions. In some of our IoT Solution contracts we are providing subscription services, while retaining ownership of the equipment, we have determined there is a single performance obligation encompassing the various activities that are inputs into the service. As such, all revenue derived from the service is recognized over the subscription term of the contract ratably as a series. We have made an accounting policy election to exclude from the measurement of our revenues any sales or similar taxes we collect from customers.

Research and Development

Research and development costs are expensed when incurred. Research and development costs include compensation, allocation of corporate costs, depreciation, utilities, professional services and prototypes. Software and firmware development costs are expensed as incurred until the point that both the technological feasibility and the proven marketability of the product are established. To date, the time period between the establishment of technological feasibility and completion of software development has been short and no significant development costs have been incurred during that period. Accordingly, we have not capitalized any software development costs to date.

Income Taxes

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense is equal to the tax payable for the period and the change during the period in deferred tax assets and liabilities as well as changes in income tax reserves. We maintain valuation allowances unless it is more likely than not that all or a portion of the deferred tax assets will be realized. Changes in valuation allowances from period to period are included in our tax provision in the period of change. We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Stock-Based Compensation

Stock-based compensation expense represents the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. This cost must be recognized over the period during which an employee is required to provide the service (usually the vesting period).

Foreign Currency Translation

Financial position and results of operations of our international subsidiaries are measured using local currencies as the functional currency. Assets and liabilities of these operations are translated at the exchange rates in effect at the end of each reporting period. For our international subsidiaries, our statements of operations accounts are translated at the weighted average rates of exchange prevailing during each reporting period. Translation adjustments arising from the use of differing currency exchange rates from period to period are included in accumulated other comprehensive loss in stockholders' equity. Gains and losses on foreign currency exchange transactions, as well as translation gains or losses on transactions denominated in currencies other than an entity's functional currency, are reflected in the statement of operations. During fiscal 2025, 2024 and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2023 there were net transaction (losses) gains of $(0.1) million, $(0.1) million and $0.0 million, respectively that were recorded in other income, net. We manage our net asset or net liability position for U.S. dollar accounts in our foreign locations to reduce our foreign currency risk. We have not implemented a formal hedging strategy.

Comprehensive Income

Our comprehensive income is comprised of net income, foreign currency translation adjustments and unrealized gains and losses on available-for-sale marketable securities. These items are charged or credited to the accumulated other comprehensive loss account in stockholders' equity.

Net Income Per Common Share

Basic net income per common share is calculated based on the weighted average number of common shares outstanding during the period. Diluted net income per common share is computed by dividing net income by the weighted average number of common and potentially dilutive common shares outstanding during the period. Potentially dilutive common shares of our stock result from common stock options and restricted stock units. We use the treasury stock method to calculate the weighted-average shares used in the diluted earnings per share computation. Under this method the proceeds from exercise of an option, any amount of compensation cost for future service that we have not yet recognized, and the amount of estimated tax benefits that would be recorded in paid-in capital when the option is exercised are assumed to have been used to repurchase shares in the current period.

The following table is a reconciliation of the numerators and denominators in the net income per common share calculations (in thousands, except per common share data):

	Year ended September 30,		
	2025	2024	2023
Numerator:			
Net income	$ 40,804	$ 22,505	$ 24,770
Denominator:			
Denominator basic net income per common share — weighted average shares outstanding	36,959	36,316	35,820
Effect of dilutive securities:			
Stock options and restricted stock units	780	668	1,049
Denominator diluted net income per common share — adjusted weighted average shares	37,739	36,984	36,869
Net income per common share, basic	$ 1.10	$ 0.62	$ 0.69
Net income per common share, diluted	$ 1.08	$ 0.61	$ 0.67

Because their effect would be anti-dilutive at period end, certain potentially dilutive shares related to stock options to purchase common shares were excluded in the above computation of diluted earnings per share because the options' exercise prices were greater than the average market price of our common shares. For the years ended September 30, 2025, 2024 and 2023, such excluded stock options were 208,603, 678,697 and 395,190, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Business Combinations

Our acquisitions are accounted for under ASC 805, Business Combinations. Accordingly, the assets and liabilities of acquired companies are included in the Consolidated Balance Sheets from the acquisition date, adjusted to reflect their fair value. Intangible assets are measured and recognized at fair value and amortized over their estimated useful lives. We recognize goodwill equal to the difference between the purchase price and identifiable assets and liabilities. Acquisition-related costs are recognized as incurred.

We estimate the fair value of acquired assets and liabilities as of the acquisition date utilizing either a cost or income approach. These methodologies utilize future estimates including, but not limited to, revenues attributable to customer relationships, tax rates, discount rates, royalty rates, obsolescence rates and income tax rates. The valuation of tangible and intangible assets and liabilities resulting from an acquisition is subject to management review and may change materially between the preliminary allocation and end of the purchase price allocation period of one year.

Customer relationships are valued using the multi-period excess earnings method. The multi-period excess earnings method estimates the discounted net earnings attributable to the customer relationships that were acquired after considering items such as possible customer attrition. Estimated useful lives were determined based on the length and trend of projected cash flows. The length of the projected cash flow period was determined based on the expected attrition of the customer relationships, which is based on our historical experience and future expectations for renewing and extending similar customer relationships.

Technology and trade names are valued using the relief from royalty method to estimate the cost savings that will accrue to the Company, which would otherwise have to pay royalties or license fees on revenue earned by using the asset. The useful lives of the assets were determined based on management's estimate of the period of time the technology or name will be in use.

Adopted Accounting Standards

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This ASU requires entities to disclose, on an annual and interim basis, significant segment expenses that are regularly reviewed by the chief operating decision maker ("CODM") and included within each reported measure of segment profit or loss. This amendment is effective for our fiscal year ending September 30, 2025 and interim periods within our fiscal year ending September 30, 2026. The Company adopted annual requirements under ASU 2023-07 on July 1, 2025 which has been incorporated into Note 4.

Recently Issued Accounting Standards Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40), "Disaggregation of Income Statement Expenses," which improves disclosures about a company's expenses and provides more detailed information about the types of expenses in commonly presented expense captions. This amendment is effective for our fiscal year ending September 30, 2028 and interim periods within our fiscal year ending September 30, 2029. We are currently assessing the impact of this guidance on our disclosures.

In December 2023, FASB issued ASU 2023-09, Income Taxes (Topic 740), "Improvements to Income Tax Disclosures," which enhances the transparency and decision usefulness of income tax disclosures. This amendment is effective for our fiscal year ending September 30, 2028 and interim periods within our fiscal year ending September 30, 2029. We are currently assessing the impact of this guidance on our disclosures.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. ACQUISITIONS

Fiscal 2025 Acquisition

On August 18, 2025, we acquired Jolt for approximately $148.5 million in cash. The acquisition was funded through a combination of cash on hand and debt financing under a draw of $150 million from our existing credit facility committed by BMO Harris Bank N.A.

For tax purposes, this acquisition is treated as a stock acquisition. The goodwill therefore is not deductible except for the $11.0 million in carryover tax basis goodwill. We believe this is a complementary acquisition for us as it significantly enhances our IoT Solutions segment by enhancing Digi's SmartSense service portfolio.

Costs directly related to the acquisition of $1.9 million incurred in fiscal 2025 were charged to operations and are included in general and administrative expense in our consolidated statements of operations. These acquisition costs include legal, accounting, valuation and investment banking fees.

The following table summarizes the fair values of Jolt assets acquired and liabilities assumed as of the acquisition date (in thousands):

Cash	$	148,487
Fair value of net tangible liabilities acquired*	$	(4,694)
Deferred tax assets from net operating loss carryforwards and other tax attributes		13,798
Identifiable intangible assets:		
Customer relationships		99,000
Purchased and core technology		16,000
Trademarks		4,500
Deferred tax liability on identifiable intangible assets		(30,326)
Goodwill		50,209
Total	$	148,487

*Includes $2.8 million in cash assumed in acquisition.

The consolidated balance sheet as of September 30, 2025 reflected the preliminary allocation of the purchase price to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. Purchase price allocations may be subject to future adjustments for the net assets, including intangible assets, acquired working capital balances and income tax assets and liabilities within the one-year measurement period.

The fair value of customer relationships was calculated using the multi-period excess earnings method, while purchased and core technology and trademarks were valued using the relief from royalty method. These methodologies utilize forecasts of future revenues and earnings before income taxes, depreciation and amortization, attrition rates, tax rates, discount rates, royalty rates and obsolescence rates.

The goodwill of $50.2 million arising from the acquisition consists largely of the synergies and economies of scale expected from combining the operations of Jolt and Digi. The goodwill from this transaction is all included in the IoT Solutions segment.

The weighted average useful life for all the identifiable intangibles listed above is estimated to be 15.8 years. For purposes of determining fair value, the existing customer relationships identified above are assumed to have a useful life of 17.0 years, purchased and core technology is assumed to have useful life of 11 years and trademarks are assumed a useful life of 7.5 years. Useful lives for identifiable intangible assets are estimated at the time of acquisition based on the periods of time from which we expect to derive benefits from the identifiable intangible assets. The identifiable intangible assets are amortized using the straight-line method which reflects the pattern in which the assets are expected to be consumed.

Jolt's contribution to revenue and operating income during the fiscal year ending September 30, 2025 was not material.   In addition, Digi's net revenue and operating income for the years ended September 30, 2025 and 2024 would not have been materially different from reported results had the acquisition occurred on October 1, 2023.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. GOODWILL AND OTHER IDENTIFIABLE INTANGIBLE ASSETS, NET

Identifiable Intangible Assets, Net

Amortizable identifiable intangible assets, net as of September 30, 2025 and 2024 were comprised of the following (in thousands):

	September 30, 2025			September 30, 2024		
	Gross carrying amount	Accum. amort.	Net	Gross carrying amount	Accum. amort.	Net
Purchased and core technology	$ 100,986	$ (67,533)	$ 33,453	$ 85,041	$ (63,654)	$ 21,387
License agreements	112	(112)	—	112	(112)	—
Patents and trademarks	45,468	(24,870)	20,598	40,335	(22,047)	18,288
Customer relationships	408,198	(111,561)	296,637	309,223	(95,989)	213,234
Non-compete agreements	600	(600)	—	600	(600)	—
Order backlog	1,000	(1,000)	—	1,000	(1,000)	—
Total	$ 556,364	$ (205,676)	$ 350,688	$ 436,311	$ (183,402)	$ 252,909

Amortization expense is included in our consolidated statements of operations in cost of sales and general and administrative expense. Amortization expense in cost of sales includes amortization for purchased and core technology and certain patents and trademarks.

Amortization expense for fiscal years 2025, 2024 and 2023 was as follows (in thousands):

Fiscal year	Total
2025	$ 22,141
2024	24,552
2023	$ 25,226

Estimated amortization expense for the next five fiscal years is as follows (in thousands):

Fiscal year	Total
2026	$ 28,504
2027	28,504
2028	28,296
2029	26,412
2030	$ 26,009

The changes in the carrying amount of goodwill by reportable segments are (in thousands):

	IoT Products & Services	IoT Solutions	Total
Balance on September 30, 2023	$ 173,957	$ 167,636	$ 341,593
Foreign currency translation adjustment	1,136	45	1,181
Balance on September 30, 2024	$ 175,093	$ 167,681	$ 342,774
Acquisition	—	50,209	50,209
Foreign currency translation adjustment	173	(284)	(111)
Balance on September 30, 2025	$ 175,266	$ 217,606	$ 392,872

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. GOODWILL AND OTHER IDENTIFIABLE INTANGIBLE ASSETS, NET (CONTINUED)

No goodwill impairment has been recorded in any period presented. Goodwill represents the excess of cost over the fair value of net identifiable assets acquired. Goodwill is quantitatively tested for impairment on an annual basis as of June 30, or more frequently if events or circumstances occur which could indicate impairment. We continue to have two reportable and operating segments, our IoT Products & Services segment and our IoT Solutions segment (see Note 4). These two reporting units were included in our fiscal 2025 annual impairment test.

For our quantitative goodwill impairment tests, we determine the estimated fair value of each reporting unit and compare it to the carrying value of the reporting unit, including goodwill. If the carrying amount of a reporting unit is higher than its estimated fair value, then an impairment loss must be recognized for the excess. Fair values for the two reporting units were each estimated on a standalone basis using a weighted combination of the income approach and market approach.

The income approach indicates the fair value of a business based on the value of the cash flows the business or asset can be expected to generate in the future. A commonly used variation of the income approach used to value a business is the discounted cash flow ("DCF") method. The DCF method is a valuation technique in which the value of a business is estimated on the earnings capacity, or available cash flow, of that business. Earnings capacity represents the earnings available for distribution to stockholders after consideration of the reinvestment required for future growth. Significant judgment is required to estimate the amount and timing of future cash flows for each reporting unit and the relative risk of achieving those cash flows. Key assumptions used in the analysis were related to the determination of discount rates and forecasts of future revenue, margins and earnings before income taxes, depreciation and amortization margins. The market approach indicates the fair value of a business or asset based on a comparison of the business or asset to comparable publicly traded companies or assets and transactions in its industry as well as our prior acquisitions. This approach can be estimated through the guideline company method. This method indicates fair value of a business by comparing it to publicly traded companies in similar lines of business. After identifying and selecting the guideline companies, we make judgments about the comparability of the companies based on size, growth rates, profitability, risk, and return on investment in order to estimate market multiples. These multiples are then applied to the reporting units to estimate a fair value.

Assumptions and estimates to determine fair values under the income and market approaches are complex and often subjective. They can be affected by a variety of factors. These include external factors such as industry and economic trends. They also include internal factors such as changes in our business strategy and our internal forecasts. Changes in circumstances or a potential event could negatively affect the estimated fair values. We will continue to monitor potential impacts to our assumptions, as any changes could potentially affect our cash flows and market capitalization. If our future operating results do not meet current forecasts or if we experience a sustained decline in our market capitalization that is determined to be indicative of a reduction in fair value of one or more of our reporting units, we may be required to record future impairment charges for goodwill.

Results of our Fiscal 2025 Annual Impairment Test

As of June 30, 2025, we had a total of $175.5 million of goodwill for the IoT Products & Services reporting unit and $167.6 million of goodwill for the IoT Solutions reporting unit. At June 30, 2025, the fair value of goodwill exceeded the carrying value for each reporting units and no impairment was recorded.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. SEGMENT INFORMATION AND MAJOR CUSTOMERS

We have two reportable segments that also serve as our operating segments: (i) IoT Products & Services and (ii) IoT Solutions. This determination was made by considering both qualitative and quantitative information. The qualitative information included, but was not limited to, the following: each segment is led by a single segment manager that reports to the Chief Operating Decision Maker (CODM), the nature of the products and services and customers differ between the two segments, discrete financial information is available including revenue and operating income for both segments and the CODM is reviewing both segments' financial information separately to make decisions about the allocation of resources. IoT Products & Services derives revenue from the sale of products and services that help original equipment manufacturers ("OEMs"), enterprise and government customers create and deploy, secure IoT connectivity solutions. IoT Solutions derives revenue from the sale of software-based services that are enabled through the use of connected devices that utilize cellular communications. Our CEO is our CODM. In the fourth quarter of fiscal 2025, the metric he uses to measure profitability within each of our reportable segments was changed from segment gross profit to operating income.

Summary operating results for each of our segments were as follows (in thousands):

| | | Year ended September 30, | | | | |
		2025		2024		2023
Revenue						
IoT Products & Services	$	317,883	$	324,444	$	345,680
IoT Solutions		112,338		99,602		99,169
Total revenue	$	430,221	$	424,046	$	444,849
Depreciation and amortization						
IoT Products & Services	$	12,162	$	12,446	$	12,544
IoT Solutions		21,813		20,615		19,432
Total depreciation and amortization	$	33,975	$	33,061	$	31,976
Other segment items*						
IoT Products & Services	$	258,803	$	265,516	$	281,979
IoT Solutions		81,153		77,380		80,799
Total other segment items	$	339,956	$	342,896	$	362,778
Operating income (loss)						
IoT Products & Services	$	46,918	$	46,482	$	51,157
IoT Solutions		9,372		1,607		(1,062)
Total operating income	$	56,290	$	48,089	$	50,095

*IoT Products & Services other segment items include cost of sales and operating expenses. IoT Solutions other segment items include cost of sales and operating expenses.

The following table provides a reconciliation of segment operating income to consolidated income before taxes:

| | | Year ended September 30, | | | | |
		2025		2024		2023
Total segment operating income	$	56,290	$	48,089	$	50,095
Total other expense, net		(6,373)		(25,231)		(25,177)
Income before income taxes	$	49,917	$	22,858	$	24,918

*Total other expense, net primarily includes interest expense, net in the fiscal years ended September 30, 2025 and 2023 and interest expense, net and debt issuance cost write off in the fiscal year ended September 30, 2024.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. SEGMENT INFORMATION AND MAJOR CUSTOMERS (CONTINUED)

Total expended for property, plant and equipment was as follows (in thousands):

	Year ended September 30,					
	2025		2024		2023	
IoT Products & Services	$	1,485	$	1,005	$	588
IoT Solutions*		733		845		3,510
Total expended for property, plant and equipment	$	2,218	$	1,850	$	4,098

* Excluded from this amount is $7.8 million, $12.3 million and $3.9 million of transfers of inventory to property plant and equipment for subscriber assets for the year ended September 30, 2025, 2024 and 2023, respectively.

Total assets for each of our segments were as follows (in thousands):

	As of September 30,			
	2025		2024	
IoT Products & Services	$	338,454	$	376,998
IoT Solutions		562,290		410,567
Segment assets	$	900,744	$	787,565
Unallocated*		21,902		27,510
Total assets	$	922,646	$	815,075

*Unallocated consists of cash and cash equivalents.

Net property, equipment and improvements by geographic location were as follows (in thousands):

	As of September 30,			
	2025		2024	
United States	$	33,563	$	34,416
International		459		499
Total net property, equipment and improvements	$	34,022	$	34,915

Our U.S. export sales represented 20.5%, 28.7% and 27.2% of revenue for the fiscal years ended September 30, 2025, 2024 and 2023, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. SELECTED BALANCE SHEET DATA

The following table shows selected balance sheet data (in thousands):

		As of September 30,		
		2025		2024
Accounts receivable, net:				
Accounts receivable	$	78,150	$	78,672
Less allowance for credit losses		6,417		1,562
Less reserve for future credit returns and pricing adjustments		8,280		7,470
Total accounts receivable, net	$	63,453	$	69,640
Inventories:				
Raw materials	$	10,803	$	18,669
Work in process		7		52
Finished goods		28,101		34,636
Total inventories	$	38,911	$	53,357
Property, equipment and improvements, net:				
Land	$	570	$	570
Buildings		2,338		2,338
Improvements		13,446		11,794
Equipment		20,608		18,422
Purchased software		6,051		5,186
Furniture and fixtures		2,470		2,436
Subscriber assets		48,684		40,787
Total property, equipment and improvements, gross		94,167		81,533
Less accumulated depreciation and amortization		60,145		46,618
Total property, equipment and improvements, net	$	34,022	$	34,915

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. INDEBTEDNESS

On December 7, 2023, Digi entered into a credit agreement (the "Credit Agreement") with BMO Bank N.A. ("BMO"), as administrative and collateral agent, BMO Capital Markets Corp., BofA Securities, Inc. and MUFG Bank, Ltd., as joint lead arrangers and joint bookrunners, and the several banks and other financial institutions or entities from time to time party thereto as lenders (the "Lenders"). The Credit Agreement provides Digi with a senior secured credit facility (the "2023 Credit Facility"). The 2023 Credit Facility includes a $250 million senior secured revolving credit facility (the "Revolving Loan"), with an uncommitted accordion feature that provides for additional borrowing capacity of up to the greater of $95 million or one hundred percent of trailing twelve month adjusted earnings before interest, taxes, depreciation, and amortization ("EBITDA"). The 2023 Credit Facility also contains a $10 million letter of credit sublimit and $10 million swingline sub-facility. Digi may use the proceeds of the 2023 Credit Facility in the future for general corporate purposes.

Digi borrowed a total of $215 million under the 2023 Credit Facility to repay all obligations and to pay related fees and expenses under the Third Amended and Restated Credit Agreement dated as of December 22, 2021 (the "2021 Credit Facility"), by and among Digi, as the borrower, BMO, as administrative agent and collateral agent, BMO Capital Markets Corp., as sole lead arranger and bookrunner, and the other lenders from time-to-time party thereto. The 2021 Credit Facility consisted of a $350 million term loan B secured loan and a $35 million revolving credit facility that included a $10 million letter of credit subfacility and $10 million swingline subfacility.

Borrowings under the 2023 Credit Facility bear interest at a rate per annum equal to Term SOFR with a floor of 0.00% for an interest period of one, three, or six months as selected by Digi, reset at the end of the selected interest period (or a replacement benchmark rate if Term SOFR is no longer available) plus the applicable margin or a base rate plus the applicable margin. The base rate is determined by reference to the highest of BMO's prime rate, the rate determined by BMO to be the average rate of Federal funds in the secondary market plus 0.50%, or one-month SOFR plus 1.00%. The applicable margin for loans under the 2023 Credit Facility is in a range of 1.75% to 2.75% for Term SOFR loans and 0.75% to 1.75% for base rate loans, depending on Digi's total net leverage ratio. All borrowings from October through February 13, 2025 were made at Term SOFR for a one-month interest election period plus an applicable margin of 2.25%. All borrowings in the period after that date were made at Term SOFR for a six-month interest election period plus an applicable margin of 1.75%. Our weighted average interest rate for our 2023 Credit Facility was 6.00% as of September 30, 2025.

In addition to paying interest on the outstanding principal, Digi is required to pay a commitment fee on the unutilized commitments under the 2023 Credit Facility. The commitment fee is between 0.20% and 0.35% depending on Digi's total net leverage ratio. Our weighted average Revolving Loan commitment fee was 0.20% as of September 30, 2025. The Credit Facility is secured by substantially all of the property of Digi and its domestic subsidiaries.

The debt issuance costs and remaining balance under the 2021 Credit Facility totaling $9.7 million at December 7, 2023 were written off and included in other expenses upon the entry into the Credit Agreement. Digi incurred an additional $1.3 million in debt issuance costs upon entry into the Credit Agreement, with this amount amortized over the term of the Credit Agreement and reported in interest expense.

The Revolving Loan is due in a lump sum payment at maturity December 7, 2028, if any amounts are drawn. The fair value of the Revolving Loan approximated carrying value at September 30, 2025.

Digi made payments against the Revolving Loan of $114.3 million and $91.1 million in twelve months ended September 30, 2025 and 2024, respectively.

Digi made early payments against the term loan under the 2021 Credit Facility of $18.9 million in the twelve months ended September 30, 2023.

On August 18, 2025 Digi drew $150.0 million on the Revolving Loan to fund the acquisition of Jolt (see Note 2 for additional information)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. INDEBTEDNESS (CONTINUED)

The following table is a summary of our long-term indebtedness (in thousands):

	Year ended September 30,	
	2025	2024
Revolving loan	$ 160,000	$ 124,300
Term loan	—	—
Total loans	160,000	124,300
Less unamortized issuance costs	(848)	(1,115)
Less current maturities of long-term debt	—	—
Total long-term debt, net of current portion	$ 159,152	$ 123,185

Covenants and Security Interest

The Credit Agreement requires Digi to maintain a minimum interest coverage ratio of 3.00 to 1.00 and a total net leverage ratio not to exceed 3.00 to 1.00, with certain exceptions for a covenant holiday of up to 3.50 to 1.00 after certain material acquisitions. The total net leverage ratio is defined as the ratio of Digi's consolidated total funded indebtedness minus unrestricted cash as of such date up to a maximum amount not to exceed $50 million, to consolidated EBITDA for such period. The Credit Agreement also contains other customary affirmative and negative covenants, including covenants that restrict the ability of Digi and its subsidiaries to incur additional indebtedness, dispose of significant assets, make certain investments, including any acquisitions other than permitted acquisitions, make certain restricted payments, enter into sale and leaseback transactions or grant additional liens on its assets, subject to certain limitations. Amounts borrowed under the 2023 Credit Facility are secured by substantially all of our assets.

7. PRODUCT WARRANTY OBLIGATION

The following table summarizes the activity associated with the product warranty accrual (in thousands) and is listed on our consolidated balance sheets within other current liabilities:

	Year ended September 30,		
	2025	2024	2023
Balance at beginning of period	$ 933	$ 772	$ 886
Warranties accrued	842	568	355
Settlements made	(528)	(407)	(469)
Balance at end of period	$ 1,247	$ 933	$ 772

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. LEASES

All of our leases are operating leases and primarily consist of leases for office space. For any lease with an initial term in excess of twelve months, the related lease assets and lease liabilities are recognized on our consolidated balance sheets as either operating or financing leases at the inception of an agreement where it is determined that a lease exists. We have lease agreements that contain both lease and non-lease components. We have elected to combine lease and non-lease components for all classes of assets. Leases with an initial term of twelve months or less are not recorded on our consolidated balance sheets. Instead we recognize lease expense for these leases on a straight-line basis over the lease term.

Operating lease assets represent the right to use an underlying asset for the lease term and operating lease liabilities represent the obligation to make lease payments. These assets and liabilities are recognized based on the present value of future payments over the lease term at the commencement date. We generally use a collateralized incremental borrowing rate based on information available at the commencement date, including the lease term, in determining the present value of future payments. When determining our right-of-use asset, we generally do not include options to extend or terminate the lease unless it is reasonably certain that the option will be exercised.

Our leases typically require payment of real estate taxes and common area maintenance and insurance. These components comprise the majority of our variable lease cost and are excluded from the present value of our lease obligations. Fixed payments may contain predetermined fixed rent escalations. We recognize the related rent expense on a straight-line basis from the commencement date to the end of the lease term.

The following table shows the supplemental balance sheet information related to our leases (in thousands):

	Balance Sheet Location	September 30, 2025	September 30, 2024
Assets			
Operating leases	Operating lease right-of-use assets	$ 8,430	$ 10,207
Total lease assets		$ 8,430	$ 10,207
Liabilities			
Operating leases	Current portion of operating lease liabilities	$ 3,361	$ 2,973
Operating leases	Operating lease liabilities	8,671	11,228
Total lease liabilities		$ 12,032	$ 14,201

The following were the components of our lease cost which is recorded in both cost of goods sold and selling, general and administrative expense (in thousands):

	Statement of Operations Location	Year ended September 30, 2025	Year ended September 30, 2024
Operating lease cost	Cost of goods sold and SG&A	$ 3,296	$ 3,531
Variable lease cost	Cost of goods sold and SG&A	1,256	1,263
Short-term lease cost	Cost of goods sold and SG&A	178	114
Total lease cost		$ 4,730	$ 4,908

The following table presents supplemental information related to operating leases (in thousands):

	Year ended September 30, 2025	Year ended September 30, 2024
Cash paid for amounts included in the measurement of operating lease liabilities	$ —	$ 3,065
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 537	$ 440

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. LEASES (CONTINUED)

	September 30, 2025
Weighted average remaining lease term - operating leases	5.2 years
Weighted average discount rate - operating leases	4.62 %

The table below reconciles the undiscounted cash flows for each of the first five years as well as all the remaining years to the operating lease liabilities recorded on the Consolidated Balance Sheet as of September 30, 2025 (in thousands):

Fiscal year		Amount
2026	$	3,741
2027		2,115
2028		1,897
2029		1,840
2030		1,880
Thereafter		1,986
Total future undiscounted lease payments		13,459
Less imputed interest		(1,427)
Total reported lease liability	$	12,032

9. REVENUE

Revenue Disaggregation

The following table summarizes our revenue by geographic location of our customers:

	Year ended September 30,					
($ in thousands)		2025		2024		2023
North America, primarily the United States	$	341,904	$	302,491	$	323,714
Europe, Middle East & Africa		62,887		64,890		69,980
Rest of world		25,430		56,665		51,155
Total revenue	$	430,221	$	424,046	$	444,849

The following table summarizes our revenue by the timing of revenue recognition:

	Year ended September 30,					
($ in thousands)		2025		2024		2023
Transferred at a point in time	$	303,470	$	313,421	$	345,119
Transferred over time		126,751		110,625		99,730
Total revenue	$	430,221	$	424,046	$	444,849

We had one distributor customer of Digi's IoT Products & Services segment that represented 13% of consolidated revenue for the twelve months ended September 30, 2025. No customers represented over 10% of consolidated revenue for the twelve months ended September 30, 2024 or 2023.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. REVENUE (CONTINUED)

Contract Balances

Contract Related Assets

Our contract related assets consist of subscriber assets. Subscriber assets are equipment that we provide to customers pursuant to subscription-based contracts. In these cases, we retain the ownership of the equipment a customer uses and charge the customer subscription fees to receive our end-to-end solutions. The total net book value of subscriber assets of $22.9 million and $23.6 million as of September 30, 2025 and September 30, 2024, respectively, are included in property, equipment and improvements, net. Depreciation expense for these subscriber assets was $8.6 million and $5.3 million for the twelve months ended September 30, 2025 and 2024, respectively. We depreciate the cost of this equipment over its useful life and include these expenses in cost of sales.

Contract Assets

Contract assets at Digi consist of products and services that have been fulfilled, but for which revenue has not yet been recognized. Our contract asset balances were immaterial as of September 30, 2025 and September 30, 2024.

Contract Liabilities

The timing of revenue recognition may differ from the timing of invoicing to customers. Customers are invoiced for subscription services on a monthly, quarterly or annual basis. Contract liabilities consist of unearned revenue related to annual or multi-year contracts for subscription services and related implementation fees, as well as product sales that have been invoiced, but not yet fulfilled.

Our contract liabilities were $48.2 million and $36.8 million at September 30, 2025 and 2024, respectively.

Of the $36.8 million and $27.9 million balances as of September 30, 2024 and 2023, Digi recognized $29.7 million and $20.0 million as revenue in the twelve months ended September 30, 2025 and 2024, respectively.

Remaining Performance Obligation

As of September 30, 2025, we had approximately $203.5 million of remaining performance obligations on contracts with an original duration of one year or more. We expect to recognize revenue on approximately $97.3 million of remaining performance obligations over the next 12 months. Revenue from the remaining performance obligations we expect to recognize over a range of two to five years.

10. INCOME TAXES

The components of income before income taxes are (in thousands):

	Year ended September 30,					
	2025		2024		2023	
United States	$	47,517	$	19,088	$	21,149
International		2,400		3,770		3,769
Income before income taxes	$	49,917	$	22,858	$	24,918

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. INCOME TAXES (CONTINUED)

The components of the income tax expense are (in thousands):

| | | Year ended September 30, | | | | |
		2025		2024		2023
Current:						
Federal	$	12,263	$	9,149	$	9,894
State		2,318		1,995		1,955
Foreign		1,110		832		598
Deferred:						
Federal		(5,563)		(11,189)		(12,131)
Foreign		(1,015)		(434)		(168)
Income tax (benefit) expense	$	9,113	$	353	$	148

Net deferred tax liability consists of (in thousands):

| | | As of September 30, | | |
		2025		2024
Non-current deferred tax asset	$	5,131	$	16,141
Non-current deferred tax liability		(164)		(1,308)
Net deferred tax asset (liability)	$	4,967	$	14,833
Depreciation and amortization	$	(5,075)	$	(4,735)
Lease asset		(1,927)		(2,283)
Lease liability		2,783		3,183
Inventories		5,737		6,614
Compensation costs		6,308		5,552
Deferred Revenue		10,863		7,595
Other accruals		5,839		5,805
Tax credit carryforwards		4,488		3,531
Net operating loss carryforwards		9,840		323
Valuation allowance		(3,217)		(3,317)
Identifiable intangible assets		(57,926)		(25,533)
Research and development costs		27,254		18,098
Net deferred tax asset (liability)	$	4,967	$	14,833

As of September 30, 2025, we had $2.8 million of tax carryforwards (net of reserves) related to state research and development tax credits. We also had $38.7 million of US federal net operating losses, $37.3 million of State net operating losses, U.S. foreign tax credits of $0.1 million and foreign tax credits of $0.1 million. The increase in net operating losses is primarily from the acquisition of Jolt. Digi is currently analyzing the impacts of section 382 on the utilization of these net operating losses. The majority of our state research and development tax credits have a 15-year carryforward period. The majority of our non-U.S. net operating losses and tax credit carryforwards have an unlimited carryforward period. Our non-U.S. tax credit carryforwards will expire in 2034. Our valuation allowance for certain U.S. and foreign attributes was $3.2 million and $3.3 million at September 30, 2025 and September 30, 2024, respectively. The decrease in valuation allowance is primarily the result of reduction in reserves against R&D credits. The deferred tax assets realized could vary if there are differences in the timing or amount of future reversals of existing deferred tax liabilities or changes in the amounts of future taxable income. If future taxable income projections are not realized, an additional valuation allowance may be required. This would be reflected as income tax expense at the time that any such change in future taxable income is determined.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. INCOME TAXES (CONTINUED)

The reconciliation of the statutory federal income tax amount to our income tax benefit is (in thousands):

	Year ended September 30,					
	2025		2024		2023	
Statutory income tax amount	$	10,494	$	4,800	$	5,233
Increase (decrease) resulting from:						
State taxes, net of federal benefits		601		401		636
Employee stock purchase plan		141		159		165
Foreign operations		1,412		1,751		984
Non-deductible executive compensation		734		519		373
Utilization of research and development tax credits		(4,000)		(5,224)		(4,678)
ASU 2016-09 excess stock compensation		(673)		(47)		(1,678)
Changes from provision to return		1,123		(791)		181
Adjustment of tax contingency reserves		465		491		238
U.S. deduction for foreign export sales		(1,724)		(1,827)		(1,419)
Other, net		540		121		113
Income tax (benefit) expense	$	9,113	$	353	$	148

A reconciliation of the beginning and ending amount of unrecognized tax benefits is (in thousands):

	Year ended September 30,					
	2025		2024		2023	
Unrecognized tax benefits at beginning of fiscal year	$	3,602	$	3,162	$	3,316
Increases related to:						
Prior year income tax positions		579		71		100
Current year income tax positions		726		768		858
Decreases related to:						
Prior year income tax positions		(92)		—		(159)
Expiration of statute of limitations		(503)		(399)		(953)
Unrecognized tax benefits at end of fiscal year	$	4,312	$	3,602	$	3,162

The total amount of unrecognized tax benefits ("UTB") at September 30, 2025 that, if recognized, would affect our effective tax rate was $4.1 million. We expect that it is reasonably possible that the total amounts of UTB will decrease by approximately $0.1 million over the next 12 months due to the expiration of various statutes of limitations. Of the $4.3 million of UTB, $3.0 million is included in non-current income taxes payable and $1.3 million is included with non-current deferred tax assets on the consolidated balance sheets at September 30, 2025.

We recognize interest and penalties related to income tax matters in income tax expense. During fiscal 2025 and 2024, there were insignificant amounts of interest and penalties related to income tax matters in income tax expense. We accrued $0.1 million in interest and penalties related to unrecognized tax benefits as of September 30, 2025 and 2024. These accrued interest and penalties are included in our non-current income taxes payable on our consolidated balance sheets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. INCOME TAXES (CONTINUED)

We operate in multiple tax jurisdictions both in the U.S. and outside of the U.S. and face audits from various tax authorities regarding transfer pricing, tax credits, and other matters. Accordingly we must determine the appropriate allocation of income to each of these jurisdictions. This determination requires us to make several estimates and assumptions. Tax audits associated with the allocation of this income, and other complex issues, may require an extended period of time to resolve and may result in adjustments to our income tax balances in those years that are material to our consolidated balance sheets and results of operations.

We file a U.S. federal income tax return and income tax returns in various states and foreign jurisdictions. With few exceptions, we are no longer subject to state and local or non-U.S. income tax examinations by tax authorities for years before fiscal year 2021.

On July 4, 2025, the One Big Beautiful Bill Act was signed into law in the U.S., which contains a broad range of tax reform provisions affecting businesses. The legislation has multiple effective dates, with certain provisions effective in 2025 and others implemented through 2027. This legislation had no material impact to our consolidated financial statements for the fiscal year ended September 30, 2025.

At September 30, 2025, the majority of undistributed foreign earnings were taxed under the one time transition tax and the global intangible low-taxed income ("GILTI") provision of the Tax Cuts and Jobs Act of 2017. Additionally, the previously un-taxed accumulated undistributed foreign earnings from prior fiscal years are still permanently reinvested and, as such, we have not accrued additional U.S. tax. It is our position that the earnings of our foreign subsidiaries are to be reinvested indefinitely to fund current operations and provide for future international expansion opportunities and only repatriate earnings to the extent that U.S. taxes have already been recorded. As of September 30, 2025, we are permanently reinvested with respect to previously non-taxed accumulated earnings in all jurisdictions.

Although we have no current need to repatriate historical foreign earnings that have not been taxed in the U.S., if we change our assertion from indefinitely reinvesting undistributed foreign earnings, we would have to accrue applicable taxes. The amount of any taxes and the application of any tax credits would be determined based on the income tax laws at the time of such repatriation. Under current tax law, we estimate the unrecognized tax liability to be immaterial.

11. STOCK-BASED COMPENSATION

Stock-based awards granted in 2025 were granted under the Digi International Inc. 2021 Omnibus Incentive Plan (as amended and restated, the "2021 Plan"). Shares subject to awards under the 2021 Plan or any prior plans that are forfeited, canceled, returned to us for failure to satisfy vesting requirements, settled in cash or otherwise terminated without payment also will be available for grant under the 2021 Plan. The authority to grant options under the 2021 Plan and set other terms and conditions rests with the Compensation Committee of the Board of Directors.

The 2021 Plan authorizes the issuance of up to 3,500,000 common shares in connection with awards of stock options, stock appreciation rights, restricted stock, restricted stock units, performance-based full value awards or other stock-based awards. Eligible participants include our employees, our affiliates, non-employee directors of our Company and any consultant or advisor who is a natural person and provides services to us or our affiliates. Options that have been granted under the 2021 Plan typically vest over a four-year period and will expire if unexercised after seven years from the date of grant. Restricted stock unit awards ("RSUs") that have been granted to directors typically vest in one year. RSUs that have been granted to executives and employees typically vest in January over a four-year period. Performance stock unit awards ("PSUs") that have been granted to an executive will vest based on achievement of a cumulative adjusted earnings per share metric measured over a three-year period. Share-based compensation expenses recorded for this performance award is reevaluated at each reporting period based on the probability of achievement of the goal. The Amended Plan is scheduled to expire on January 28, 2032. Options under the Amended Plan can be granted as either incentive stock options or non-statutory stock options. The exercise price of options and the grant date price of RSUs and PSUs is determined by our Compensation Committee but will not be less than the fair market value of our common stock based on the closing price as of the date of grant. Upon exercise of options or settlement of vested RSUs or PSUs, we issue new shares of stock. As of September 30, 2025, there were approximately 3,356,219 shares available for future grants under the Amended Plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. STOCK-BASED COMPENSATION (CONTINUED)

Stock-based awards granted in 2024 were granted under the 2021 Plan before amendments were made to increase the number of authorized shares. There were no other material changes to the plan made in the amendments.

Cash received from the exercise of stock options was $3.5 million, $3.0 million and $3.9 million for the years ended September 30, 2025, 2024 and 2023, respectively. Our stock option plans allow the net exercise of options. Shares with a value of $3.2 million, $0.7 million and $0.2 million were forfeited to satisfy tax withholding for the years ended September 30, 2025, 2024 and 2023, respectively.

Our equity plans and corresponding forms of award agreements generally have provisions allowing employees to elect to satisfy tax withholding obligations through the delivery of shares, having us retain a portion of shares issuable under the award or paying cash to us for the withholding. During fiscal 2025, 2024 and 2023 our employees forfeited 113,504, 114,889 and 106,012 shares, respectively in order to satisfy $3.7 million, $2.9 million and $4.1 million, respectively, of withholding tax obligations related to stock-based compensation, pursuant to terms of awards under our board and shareholder-approved compensation plans.

We sponsor an Employee Stock Purchase Plan, as amended and restated as of December 10, 2019 (the "Purchase Plan"), covering all domestic employees with at least 90 days of continuous service and who are customarily employed at least 20 hours per week. The Purchase Plan allows eligible participants the right to purchase common stock on a quarterly basis at the lower of 85% of the market price at the beginning or end of each three-month offering period. The most recent amendments to the Purchase Plan, ratified by our stockholders on January 29, 2020, increased the total number of shares to 3,425,000 that may be purchased under the plan. Employee contributions to the Purchase Plan were $2.3 million, $2.2 million and $2.3 million in fiscal 2025, 2024 and 2023, respectively. Pursuant to the Purchase Plan, 91,794, 101,730, and 82,621 shares of common stock were issued to employees during fiscal 2025, 2024 and 2023, respectively. Shares are issued under the Purchase Plan from treasury stock. As of September 30, 2025, 276,703 shares of common stock were available for future issuances under the Purchase Plan.

Stock-based compensation expense is included in the consolidated results of operations as (in thousands):

	Year ended September 30,		
	2025	2024	2023
Cost of sales	$ 794	$ 698	$ 628
Sales and marketing	5,276	4,617	4,107
Research and development	2,385	1,931	1,777
General and administrative	6,908	5,913	6,774
Stock-based compensation before income taxes	15,363	13,159	13,286
Income tax benefit	(3,292)	(2,783)	(2,840)
Stock-based compensation after income taxes	$ 12,071	$ 10,376	$ 10,446

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. STOCK-BASED COMPENSATION (CONTINUED)

Stock Options

Below is a summary of our stock options as of September 30, 2025 and changes during the twelve months then ended (in thousands, except per common share amounts):

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Contractual Term (in years)	Aggregate Intrinsic Value (1)
Balance on September 30, 2024	1,382	$19.01		
Granted	65	31.58		
Exercised	(572)	16.05		
Forfeited / Canceled	(18)	30.77		
Balance on September 30, 2025	857	$21.66	2.84	$ 12,390
Exercisable on September 30, 2025	686	$20.18	2.37	$ 11,307

(1) The aggregate intrinsic value represents the total pre-tax intrinsic value, based on our closing stock price of $36.46 as of September 30, 2025, which would have been received by the option holders had all option holders exercised their options as of that date.

The intrinsic value of an option is the amount by which the fair value of the underlying stock exceeds its exercise price. The total intrinsic value of all options exercised during each of the twelve months ended September 30, 2025, 2024 and 2023 was $10.1 million, $5.6 million and $5.2 million, respectively.

The table below shows the weighted average fair value, which was determined based upon the fair value of each option on the grant date utilizing the Black-Scholes option-pricing model and the related assumptions:

	Year ended September 30,		
	2025	2024	2023
Weighted average per option grant date fair value	$ 16.24	$ 12.45	$ 19.87
Assumptions used for option grants:			
Risk free interest rate	3.93% - 4.38%	3.78% - 4.86%	3.50% - 4.15%
Expected term	6.00 years	6.00 years	6.00 years
Expected volatility	48% - 49%	46% - 48%	46%
Weighted average volatility	48%	46%	46%
Expected dividend yield	0%	0%	0%

The fair value of each option award granted during the periods presented was estimated using the Black-Scholes option valuation model that uses the assumptions noted in the above table. Expected volatilities are based on the historical volatility of our stock. We use historical data to estimate option exercise and employee termination information within the valuation model. The expected term of options granted is derived from the vesting period and historical information and represents the period of time that options granted are expected to be outstanding. The risk-free rate used is the zero-coupon U.S. Treasury bond rate in effect at the time of the grant whose maturity equals the expected term of the option.

As of September 30, 2025, the total unrecognized compensation cost related to non-vested stock-based compensation arrangements was $1.8 million. The related weighted average period over which this cost is expected to be recognized was approximately 1.5 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. STOCK-BASED COMPENSATION (CONTINUED)

As of September 30, 2025, the weighted average exercise price and remaining life of the stock options were (in thousands, except remaining life and exercise price):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Contractual Life (In Years)	Weighted Average Exercise Price	Number of Shares Vested	Weighted Average Exercise Price
$11.18 - $13.76	117	0.92	$ 13.40	117	$ 13.40
$13.92 - $17.10	119	2.04	$ 16.44	119	$ 16.44
$17.32 - $19.78	129	1.45	$ 17.99	124	$ 17.92
$20.02 - $20.69	25	3.14	$ 20.31	20	$ 20.39
$21.53 - $21.53	132	3.17	$ 21.53	126	$ 21.53
$22.54 - $24.59	158	3.95	$ 23.91	116	$ 23.72
$25.15 - $41.16	144	4.74	$ 33.87	64	$ 34.67
$11.18 - $41.16	824	2.84	$ 21.66	686	$ 20.18

The total grant date fair value of shares vested was $2.5 million, $3.0 million and $4.5 million in each of fiscal 2025, 2024 and 2023, respectively.

Non-vested Stock Units

The following table presents a summary of our non-vested restricted stock units as of September 30, 2025 and changes during the twelve months then ended (in thousands, except per common share amounts):

	RSUs		PSUs	
	Number of Awards	Weighted Average Grant Date Fair Value	Number of Awards	Weighted Average Grant Date Fair Value
Nonvested on September 30, 2024	846	$ 30.15	220	$ 30.55
Granted	465	$ 32.24	162	$ 32.64
Vested	(279)	$ 27.19	(54)	$ 30.57
Canceled	(66)	$ 30.45	(4)	$ 19.78
Nonvested on September 30, 2025	966	$ 31.99	324	$ 31.71

As of September 30, 2025, the total unrecognized compensation cost related to non-vested restricted stock units and performance stock units was $20.4 million and $0.0 million, respectively. The related weighted average period over which these costs are expected to be recognized was approximately 1.8 years and 0.0 years, respectively.

12. EMPLOYEE BENEFIT PLANS

We currently have a savings and profit sharing plan pursuant to Section 401(k) of the Internal Revenue Code, whereby eligible employees may contribute up to 25% of their pre-tax earnings subject to certain limits under law.

We provide a match of 100% on the first 3% of each employee's bi-weekly contribution and a 50% match on the next 2% of each employee's bi-weekly contribution. We provided matching contributions of $3.8 million for fiscal 2025, $3.7 million for fiscal 2024 and $3.4 million for fiscal 2023. In addition, we may make contributions to the plan at the discretion of the Board of Directors.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. COMMITMENTS AND CONTINGENCIES

Leases

We lease certain of our buildings and equipment under noncancelable lease agreements. Please refer to Note 8 to our consolidated financial statements for additional information.

Litigation

In October, 2024 we settled the lawsuit brought on October 23, 2020 by Data Logger Solutions, LLC ("Data Loggers") in Delaware Superior Court against us and our subsidiary Digi SmartSense, LLC for a payment of $5.7 million and a mutual release of all claims associated with the facts that led to the lawsuit. The suit alleged that Data Loggers has not been paid certain commissions it believed it was owed and would continue to be owed under a Reseller Agreement between Data Loggers and TempAlert. SmartSense is the successor of interest of TempAlert and terminated the Reseller Agreement in 2019. Data Loggers claimed it was entitled to actual, speculative and punitive damages in connection with its allegations. In March 2024, a jury found Digi liable for breach of contract and awarded Data Loggers damages of approximately $11.6 million. Delaware law also entitled Data Loggers to seek interest on this award pursuant to a statutory calculation. Each party filed post-trial motions with respect to the jury's verdict and a hearing on those motions was held on June 28, 2024. Our motions sought to have the case retried or to remit the award of damages. The plaintiffs sought to expand the award of damages for attorney's fees and interest. The Court granted our motion, remitted the damages award to a pre-interest amount of $5.0 million, and denied Data Loggers' motion. Court rules permitted Data Loggers to accept the remitted amount or proceed to a new trial on the issue of damages. Following the court's ruling the parties negotiated the final settlement in lieu of further legal proceedings. Pursuant to ASC 450 we previously made an accrual of $6.2 million for this matter. In the fourth fiscal quarter of 2024, we reversed part of this accrual to reflect the settlement amount of $5.7 million and this amount was paid in the first quarter of fiscal 2025.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In addition to the matters discussed above, in the normal course of business, we are presently, and expect in the future to be, subject to various claims and litigation with third parties such as non-practicing intellectual property entities as well as customers, vendors and/or employees. There can be no assurance that any claims by third parties, if proven to have merit, will not materially adversely affect our business, liquidity or financial condition.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

This Annual Report on Form 10-K includes the certifications attached as Exhibit 31.A and Exhibit 31.B of our Chief Executive Officer and Chief Financial Officer required by Rule 13a-14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This Item 9A includes information concerning the controls and control evaluations referred to in those certifications.

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act that are designed to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the design and operation of our disclosure controls and procedures as of September 30, 2025. Based on their evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of September 30, 2025, our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d - 15(e) under the Security Exchange Act of 1934, as amended) were effective and provide reasonable assurance on the reliability of our financial reporting and the preparation of Digi's financial statements for external purposes in accordance with generally accepted accounting principles.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of September 30, 2025.

In making this assessment, management used the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control–Integrated Framework* (2013). Based on this assessment, management concluded that Digi's internal control over financial reporting was effective as of September 30, 2025 based on *Internal Control–Integrated Framework* (2013) issued by the COSO.

The effectiveness of our internal control over financial reporting as of September 30, 2025 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the quarterly period ended September 30, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the stockholders and the Board of Directors of Digi International Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Digi International Inc. and subsidiaries (the "Company") as of September 30, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended September 30, 2025, of the Company and our report dated November 21, 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota
November 21, 2025

ITEM 9B. OTHER INFORMATION

During the year ended September 30, 2024, no director or officer of the Company adopted, modified or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Incorporated into this item by reference is the information appearing under the headings "Proposal No. 1 - Election of Directors", "Corporate Governance", "Security Ownership of Principal Stockholders and Management" and, if applicable, "Delinquent Section 16(a) Reports" in our Proxy Statement for our 2026 Annual Meeting of Stockholders we intend to file with the SEC (the "Proxy Statement").

Information about our Executive Officers

As of the date of filing this Form 10-K, the following individuals were executive officers of the Registrant:

Name	Age	Position
Ronald E. Konezny	57	President and Chief Executive Officer
James J. Loch	53	Executive Vice President, Chief Financial Officer and Treasurer
David H. Sampsell	57	Executive Vice President, Corporate Development, General Counsel and Corporate Secretary
Terrence G. Schneider	59	Senior Vice President Supply Chain Management
James E. Freeland	47	Senior Vice President, Chief Information Officer

Ronald E. Konezny has served as a member of our Board of Directors and as our President and Chief Executive Officer since 2014. From 2013 to December 2014, he served as Vice President, Global Transportation and Logistics at Trimble Navigation Limited, a global provider of navigation and range-finding equipment and related solutions. From 2011 to 2013, he served as General Manager of Trimble's Global Transportation and Logistics division. From 2007 to 2013, he served as Chief Executive Officer of PeopleNet, Inc., a provider of telematics solutions for the transportation industry, which was acquired by Trimble in 2011. Mr. Konezny founded PeopleNet in 1996 and served in various other roles, including Chief Technology Officer, Chief Financial Officer and Chief Operating Officer, before serving as its Chief Executive Officer.

James J. Loch has served as Executive Vice President, Chief Financial Officer and Treasurer since January 2022. He previously served as Senior Vice President, Chief Financial Officer and Treasurer from May 2019 to January 2022. Prior to joining us, Mr. Loch most recently served as Senior Vice President of Finance and Chief Financial officer of Nilfisk, Inc., a Denmark-owned company based in Minneapolis that manufactures professional cleaning equipment, from May 2016 to February 2019. From 2015 to 2016, he was an independent consultant focused on projects including due diligence, business planning, back-office reorganization and product research. Previously, he served at Honeywell Building Solutions, a division of Honeywell International, as Chief Financial Officer (Americas) from 2008 to 2012 and then as Vice President — Sales from 2012 to 2015.

David H. Sampsell has served as Executive Vice President, Corporate Development, General Counsel and Corporate Secretary since January 2022. He previously served as Vice President of Corporate Development, General Counsel and Corporate Secretary from 2015 to January 2022. He had previously served as Vice President, General Counsel and Corporate Secretary since 2011. Prior to joining us, Mr. Sampsell worked as corporate counsel at ADC Telecommunications, Inc., a supplier of network infrastructure products and services, from 1999 until 2011. Prior to joining ADC, Mr. Sampsell was an attorney in private practice with Leonard, Street and Deinard, P.A. from 1996 to 1999 and Moore & Van Allen, PLLC from 1993 to 1996.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE (CONTINUED)

Terrence G. Schneider has served as Senior Vice President, Supply Chain Management since January 2022. He previously served as Vice President of Supply Chain Management from February 2019 to January 2022. From 2016 to February 2019, he served as Vice President of Product Management. Prior to joining us, Mr. Schneider held several senior-level leadership positions at PeopleNet, Inc. from 2009 to 2011 and the transportation and logistics business unit of Trimble Navigation Limited, PeopleNet's parent company from 2012 to June 2016 where he served as Vice President Supply Chain.

James E. Freeland has served as Senior Vice President and Chief Information Officer since February 2024. Prior to joining us he held various roles driving innovative new solutions with global impact at Medtronic, the world's leading medical device manufacturer, from 2006 to 2024. Prior to Medtronic, Jim held IT roles in the healthcare sector with United Health Group from 2005 to 2006 and in the hospitality and travel business with Carlson Companies from 2000 to 2005.

Code of Ethics/Code of Conduct

We maintain a "Financial Code of Ethics" that applies to our senior financial management, including our principal executive officer, principal financial officer, controller and other persons performing similar functions. A copy of this financial code of ethics is available on our website (www.digi.com) under the "Company - Investor Relations - Corporate Governance" caption and is also available in print to any stockholder who requests in writing from our Corporate Secretary. We intend to satisfy our disclosure obligations regarding any amendment to, or a waiver from, a provision of this financial code of ethics by posting such information on the same website. We also maintain a "Global Code of Ethics and Business Conduct" that applies to all directors, officers and employees, a copy of which is available through our website (www.digi.com) under the "Company - Investor Relations - Corporate Governance" caption. We are not including the information contained on our website as part of, or incorporating it by reference into, this report.

Insider Trading Policy

We have adopted an Insider Training Policy governing the purchase, sale and /or other dispositions of our securities by directors, officers and employees. Our Insider Training Policy is filed as Exhibit 19.

ITEM 11. EXECUTIVE COMPENSATION
Incorporated into this item by reference is the information appearing under the heading "Compensation of Directors," "Executive Compensation," and the information regarding compensation committee interlocks and insider participation under the heading "Proposal No. 1 - Election of Directors" in our Proxy Statement. Our policies and practices for granting equity Awards is included under the heading "Equity Incentive Compensation" in our Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Incorporated into this item by reference is the information appearing under the headings "Security Ownership of Principal Stockholders and Management" and "Equity Compensation Plan Information" in our Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Incorporated into this item by reference is the information regarding director independence under the heading "Proposal No. 1 - Election of Directors" and the information regarding related person transactions under the heading "Related Person Transaction Approval Policy" on our Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Incorporated into this item by reference is the information under "Audit and Non-Audit Fees" in our Proxy Statement.

PART IV.
ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Consolidated Financial Statement and Schedules of Digi (filed as part of this Annual Report on Form 10-K)

    1. Consolidated Statements of Operations for fiscal years ended September 30, 2025, 2024 and 2023

       Consolidated Statements of Comprehensive Income for fiscal years ended September 30, 2025, 2024 and 2023

       Consolidated Balance Sheets as of September 30, 2025 and 2024

       Consolidated Statements of Cash Flows for fiscal years ended September 30, 2025, 2024 and 2023

       Consolidated Statements of Stockholders' Equity for fiscal years ended September 30, 2025, 2024 and 2023

       Notes to Consolidated Financial Statements

    2. Schedule of Valuation and Qualifying Accounts

    3. Report of Independent Registered Certified Public Accounting Firm

(b) Exhibits

Unless otherwise indicated, all documents incorporated into this Annual Report on Form 10-K by reference to a document filed with the SEC are located under SEC file number 1-34033.

Exhibit Number	Description	Method of Filing
3 (a)	Restated Certificate of Incorporation, as amended (1)	Incorporated by Reference
3 (b)	Amended and Restated By-Laws (2)	Incorporated by Reference
4	Description of Securities	Incorporated by Reference
10 (a)	Digi International Inc. Employee Stock Purchase Plan as amended and restated as of December 10, 2019** (3)	Incorporated by Reference
10 (b)	Digi International Inc. 2018 Omnibus Incentive Plan** (4)	Incorporated by Reference
10 (b)(i)	Form of (Director) Restricted Stock Unit Award Agreement (for grants under Digi International Inc. 2018 Omnibus Incentive Plan)** (5)	Incorporated by Reference
10 (b)(ii)	Form of (Executive) Restricted Stock Unit Award Agreement (for grants under Digi International Inc. 2018 Omnibus Incentive Plan)** (6)	Incorporated by Reference
10 (b)(iii)	Form of (Employee) Restricted Stock Unit Award Agreement (for grants under Digi International Inc. 2018 Omnibus Incentive Plan)** (7)	Incorporated by Reference
10 (b)(iv)	Form of Notice of Grant of Stock Options and Option Agreement (for grants under Digi International Inc. 2018 Omnibus Incentive Plan)** (8)	Incorporated by Reference
10 (c)	Digi International Inc. 2019 Omnibus Incentive Plan** (9)	Incorporated by Reference
10 (c)(i)	Form of (Director) Restricted Stock Unit Award Agreement (for grants under Digi International Inc. 2019 Omnibus Incentive Plan)** (10)	Incorporated by Reference
10 (c)(ii)	Form of (Executive) Restricted Stock Unit Award Agreement (for grants under Digi International Inc. 2019 Omnibus Incentive Plan)** (11)	Incorporated by Reference
10 (c)(iii)	Form of (Employee) Restricted Stock Unit Award Agreement (for grants under Digi International Inc. 2019 Omnibus Incentive Plan)** (12)	Incorporated by Reference
10 (c)(iv)	Form of Notice of Grant of Stock Options and Option Agreement (for grants under Digi International Inc. 2019 Omnibus Incentive Plan)** (13)	Incorporated by Reference
10 (d)	Digi International Inc. 2020 Omnibus Incentive Plan** (14)	Incorporated by Reference
10 (d)(i)	Form of (Director) Restricted Stock Unit Award Agreement (for grants under Digi International Inc. 2020 Omnibus Incentive Plan)** (15)	Incorporated by Reference
10 (d)(ii)	Form of (Executive) Restricted Stock Unit Award Agreement (for grants under Digi International Inc. 2020 Omnibus Incentive Plan)** (16)	Incorporated by Reference
10 (d)(iii)	Form of (Employee) Restricted Stock Unit Award Agreement (for grants under Digi International Inc. 2020 Omnibus Incentive Plan)** (17)	Incorporated by Reference

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES (CONTINUED)

Exhibit Number	Description	Method of Filing
10 (d)(iv)	Form of (Executive) Notice of Grant of Stock Options and Option Agreement (for grants under Digi International Inc. 2020 Omnibus Incentive Plan)** (18)	Incorporated by Reference
10 (d)(v)	Form of (Employee) Notice of Grant of Stock Options and Option Agreement (for grants under Digi International Inc. 2020 Omnibus Incentive Plan)** (19)	Incorporated by Reference
10 (e)	Digi International Inc. 2021 Omnibus Incentive Plan (as amended and restated on February 3, 2025)**(20)	Incorporated by Reference
10 (e)(i)	Form of (Director) Restricted Stock Unit Award Agreement (for grants under Digi International Inc. 2021 Omnibus Incentive Plan)** (21)	Incorporated by Reference
10 (e)(ii)	Form of (Executive) Restricted Stock Unit Award Agreement (for grants under Digi International Inc. 2021 Omnibus Incentive Plan)** (22)	Incorporated by Reference
10 (e)(iii)	Form of (Employee) Restricted Stock Unit Award Agreement (for grants under Digi International Inc. 2021 Omnibus Incentive Plan)** (23)	Incorporated by Reference
10 (e)(iv)	Form of (Executive) Notice of Grant of Stock Options and Option Agreement (for grants under Digi International Inc. 2021 Omnibus Incentive Plan)** (24)	Incorporated by Reference
10 (e)(v)	Form of (Employee) Notice of Grant of Stock Options and Option Agreement (for grants under Digi International Inc. 2021 Omnibus Incentive Plan)** (25)	Incorporated by Reference
10 (e)(vi)	Form of (Executive) Performance Stock Unit Award Agreement (for grants under Digi International Inc. 2021 Omnibus Incentive Plan)** (26)	Incorporated by Reference
10 (e)(vii)	Form of (Executive) Performance Stock Unit Award Agreement (for grants under Digi International Inc. 2021 Omnibus Incentive Plan)** (27)	Incorporated by Reference
10 (f)	Form of indemnification agreement with directors and officers of the Company** (28)	Incorporated by Reference
10 (g)	Employment Agreement between the Company and Ronald E. Konezny dated November 26, 2014** (29)	Incorporated by Reference
10 (h)	Offer letter with David H. Sampsell dated as of April 8, 2011** (30)	Incorporated by Reference
10 (i)	Employment Agreement with Kevin C. Riley dated January 23, 2013** (31)	Incorporated by Reference
10 (j)	Offer letter with James J. Loch dated May 1, 2019** (32)	Incorporated by Reference
10 (k)	Offer letter with Jim Freeland dated January 29, 2024** (33)	Incorporated by Reference
10 (l)	Credit Agreement dated December 7, 2023, by and among Digi International Inc. as the borrower, BMO Bank, N.A., as administrative and collateral agent, BMO Capital Markets Corp., BofA Securities, Inc. and MUFG Bank, Ltd., as joint lead arrangers and joint bookrunners, and other lenders from time-to-time party thereto (34)	Incorporated by Reference
19	Insider Trading Policy (35)	Incorporated by Reference
21	Subsidiaries of the Company	Filed Electronically
23	Consent of Deloitte & Touche LLP	Filed Electronically
24	Powers of Attorney	Filed Electronically
31 (a)	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer	Filed Electronically
31 (b)	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer	Filed Electronically
32	Section 1350 Certification	Filed Electronically

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES (CONTINUED)

Exhibit Number	Description	Method of Filing
97	[Policy Relating to Recovery of Erroneously Awarded Compensation](#) (36)	Incorporated by Reference
101	The following financial statements from the Annual Report on Form 10-K for the year ended September 30, 2025, as filed with the Security and Exchange Commission, formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) Consolidated Statements of Operations, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Stockholders' Equity, (vi) Notes to Consolidated Financial Statements and (vii) the information set forth in Part II, Item 9B.	Filed Electronically
104	The cover page from Digi International Inc.'s Annual Report on Form 10-K for the year ended September 30, 2025 is formatted in iXBRL (included in Exhibit 101).	Filed Electronically

---

*   Certain schedules and exhibits have been omitted in accordance with Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the Securities and Exchange Commission upon request.

**   Management compensatory contract or arrangement required to be included as an exhibit to this Annual Report on Form 10-K.

*** Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule will be furnished to the Securities and Exchange Commission upon request.

(1)   Incorporated by reference to Exhibit 3(a) to Form 10-K for the year ended September 30, 1993 (File no. 0-17972).
(2)   Incorporated by reference to Exhibit 3.1 to Form 8-K filed April 30, 2020.
(3)   Incorporated by reference to Exhibit 10.a to Form 10-Q filed for the quarter ended March 31, 2020.
(4)   Incorporated by reference to Appendix A to definitive proxy statement on Schedule 14A filed December 8, 2017.
(5)   Incorporated by reference to Exhibit 10(a)(i) to Form 10-Q for the quarter ended March 31, 2018.
(6)   Incorporated by reference to Exhibit 10(a)(ii) to Form 10-Q for the quarter ended March 31, 2018.
(7)   Incorporated by reference to Exhibit 10(a)(iii) to Form 10-Q for the quarter ended March 31, 2018.
(8)   Incorporated by reference to Exhibit 10(a)(iv) to Form 10-Q for the quarter ended March 31, 2018.
(9)   Incorporated by reference to Appendix A to definitive proxy statement on Schedule 14A filed December 14, 2018.
(10)   Incorporated by reference to Exhibit 10(a)(i) to Form 10-Q for the quarter ended March 31, 2019.
(11)   Incorporated by reference to Exhibit 10(a)(ii) to Form 10-Q for the quarter ended March 31, 2019.
(12)   Incorporated by reference to Exhibit 10(a)(iii) to Form 10-Q for the quarter ended March 31, 2019.
(13)   Incorporated by reference to Exhibit 10(a)(iv) to Form 10-Q for the quarter ended March 31, 2019.
(14)   Incorporated by reference to Exhibit 10(b) to Form 10-Q for the quarter ended March 31, 2020.
(15)   Incorporated by reference to Exhibit 10(b)(i) to Form 10-Q for the quarter ended March 31, 2020.
(16)   Incorporated by reference to Exhibit 10(b)(ii) to Form 10-Q for the quarter ended March 31, 2020.
(17)   Incorporated by reference to Exhibit 10(b)(iii) to Form 10-Q for the quarter ended March 31, 2020.
(18)   Incorporated by reference to Exhibit 10(b)(iv) to Form 10-Q for the quarter ended March 31, 2020.
(19)   Incorporated by reference to Exhibit 10(b)(v) to Form 10-Q for the quarter ended March 31, 2020.
(20)   Incorporated by reference to Exhibit 99(a) to Form S-8 filed May 8, 2025.
(21)   Incorporated by reference to Exhibit 10(b) to Form 10-Q for the quarter ended March 31, 2021.
(22)   Incorporated by reference to Exhibit 10(c) to Form 10-Q for the quarter ended March 31, 2021.
(23)   Incorporated by reference to Exhibit 10(d) to Form 10-Q for the quarter ended March 31, 2021.
(24)   Incorporated by reference to Exhibit 10(e) to Form 10-Q for the quarter ended March 31, 2021.
(25)   Incorporated by reference to Exhibit 10(f) to Form 10-Q for the quarter ended March 31, 2021.
(26)   Incorporated by reference to Exhibit 10(g) to Form 10-Q for the quarter ended March 31, 2021.
(27)   Incorporated by reference to Exhibit 10(b) to Form 10-Q for the quarter ended June 30, 2023.
(28)   Incorporated by reference to Exhibit 10 to Form 10-Q for the quarter ended June 30, 2010.
(29)   Incorporated by reference to Exhibit 10.1 to Form 8-K filed December 5, 2014.
(30)   Incorporated by reference to Exhibit 10(m) to Form 10-K for the year ended September 30, 2013.
(31)   Incorporated by reference to Exhibit 10(a) to Form 10-Q for the quarter ended March 31, 2017.
(32)   Incorporated by reference to Exhibit 10.1 to Form 8-K filed May 10, 2019.
(33)   Incorporated by reference to Exhibit 10(l) to Form 10-K for the year ended September 30, 2024.
(34)   Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 7, 2023.
(35)   Incorporated by reference to Exhibit 19 to Form 10-K for the year ended September 30, 2024.
(36)   Incorporated by reference to Exhibit 97 to Form 10-K for the year ended September 30, 2024.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on November 21, 2025.

DIGI INTERNATIONAL INC.

By: /s/ Ronald E. Konezny
Ronald E. Konezny
President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on November 21, 2025.

By: /s/ Ronald E. Konezny
Ronald E. Konezny
President, Chief Executive Officer and Director
(Principal Executive Officer)

By: /s/ James J. Loch
James J. Loch
Senior Vice President, Chief Financial Officer and Treasurer
(Principal Financial Officer and Principal Accounting Officer)

By:*
Satbir Khanuja
Director

By:*
Christopher D. Heim
Director

By:*
Hatem H. Naguib
Director

By:*
Valerie Heusinkveld
Director

By:*
Allison West Hughes
Director

By:*
Spiro C. Lazarakis
Director

* Ronald E. Konezny, by signing his name hereto, does hereby sign this document on behalf of each of the above named directors of the Registrant pursuant to Powers of Attorney duly executed by such persons.

By: /s/ Ronald E. Konezny
Ronald E. Konezny
Attorney-in-fact

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

DIGI INTERNATIONAL INC.
(in thousands)

Description	Balance at beginning of period	Additions Charged to costs and expenses	Additions Charged to Other Accounts	Deductions	Balance at end of period
Valuation allowance - deferred tax assets					
September 30, 2025	$ 3,317	$ —	$ —	$ (263)	$ 3,054
September 30, 2024	$ 3,254	$ 63	$ —	$ —	$ 3,317
September 30, 2023	$ 2,976	$ 278	$ —	$ —	$ 3,254
Reserve for future credit returns and pricing adjustments					
September 30, 2025	$ 3,121	$ 17,930	$ —	$ (19,763)	$ 1,288
September 30, 2024	$ 1,311	$ 21,030	$ —	$ 19,220	$ 3,121
September 30, 2023	$ 1,131	$ 20,205	$ —	$ 20,025	$ 1,311